3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

July 2, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Five Below, Inc. Registration Statement on Form S-l filed April 18, 2012, as amended Commission File No. 333-180780

Ladies and Gentlemen:

On behalf of Five Below, Inc. (the “Company”), in connection with the Company’s Registration Statement No. 333-180780 on Form S-1 (as amended, the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in connection with changes to the estimated offering price range and the number of shares to be sold in the IPO which were previously disclosed to the staff on June 12, 2012. On behalf of the Company, for your review in advance of the distribution of preliminary prospectuses, we are submitting supplementally with this letter pages of the prospectus containing the revised information relating to the estimated offering price range and the number of shares to be sold.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Very truly yours,

/s/ John P. Duke

John P. Duke

cc:	David Schlessinger

Thomas Vellios

Kenneth R. Bull

Barry M. Abelson

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 12, 2012.

9,615,384 Shares

Five Below, Inc.

Common Stock

This is an initial public offering of shares of common stock of Five Below, Inc.

Five Below is offering 4,807,692 of the shares to be sold in the offering. The selling shareholders identified in this prospectus are offering an additional 4,807,692 shares. Five Below will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $12.00 and $14.00.   Five Below intends to list the common stock on The NASDAQ Global Select Market under the symbol “FIVE.”

Five Below is an “emerging growth company” as that term is used in the Jumpstart Our Business Startups (JOBS) Act of 2012, however, the Company does not intend to take advantage of any of the reduced public company reporting requirements afforded by the JOBS Act.

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Five Below	$	$
Proceeds, before expenses, to the selling shareholders	$	$

To the extent that the underwriters sell more than 9,615,384 shares of common stock, the underwriters have the option to purchase up to an additional 1,442,308 shares from the selling shareholders at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2012.

Goldman, Sachs & Co.	Barclays	Jefferies

Credit Suisse	Deutsche Bank Securities	UBS Investment Bank	Wells Fargo Securities

Prospectus dated                     , 2012.

Our Market Opportunity

As a result of our unique merchandise offering and value proposition, we believe we have effectively targeted the teen and pre-teen markets. According to the U.S. Census Bureau, there were over 63 million people in the U.S. between the ages of 5 and 19, which represented over 20% of the U.S. population as of April 1, 2010. Based on management’s experience and industry knowledge, we believe that this segment of the population has a significant amount of disposable income as the vast majority of this age group’s basic needs are already met. According to EPM Communications, Inc., a publishing, research and consulting firm, teens and pre-teens between the ages of 8 and 19 were projected to spend over $250 billion in the U.S. in 2011.

Risks Associated with our Business

There are a number of risks and uncertainties that may affect our financial and operating performance and our growth prospects. You should carefully consider all of the risks discussed in “Risk Factors,” which begins on page 11, before investing in our common stock. These risks include the following:

•

we may not be able to successfully implement our growth strategy if we are unable to identify suitable sites for store locations, obtain favorable lease terms, attract customers to our stores, hire and retain personnel and maintain sufficient levels of cash flow and financing to support our expansion;

•	we may not be able to effectively anticipate changes in trends or in spending patterns or shopping preferences of our customers, which could adversely impact our business;

•	we may face disruptions in our ability to select, obtain, distribute and market merchandise attractive to customers at prices that allow us to profitably sell such merchandise;

•	our business is seasonal and we may face adverse events during the holiday season, which could negatively impact our business;

•	we may not be able to effectively expand and improve our operations, including our distribution center capacity, or manage our existing resources to support our future growth;

•	we may not be able to maintain or improve levels of our comparable store sales;

•	we may lose key management personnel, which could adversely impact our business;

•	we may face increased competition, which could adversely impact our business;

•	our cash flows from operations may be negatively affected if we are not successful in managing our inventory balances; and

•	our profitability is vulnerable to inflation, cost increases and energy prices.

Financing Transactions

On May 16, 2012, we entered into a $100.0 million senior secured term loan facility, or term loan facility, with a syndicate of lenders. We used the net proceeds from the term loan facility of approximately $98.0 million and cash on hand to pay a special dividend totaling approximately $99.5 million on all outstanding shares of our common stock and Series A 8% convertible preferred stock, which we refer to as the 2012 Dividend. On the same day, we amended and restated our existing senior secured revolving credit facility with Wells Fargo Bank, National Association. We refer to the term loan facility, the new amended and restated senior secured revolving credit facility, or revolving credit facility, and related transactions as the “Financing Transactions.”

Principal Shareholders

Following the closing of this offering, funds managed by Advent International Corporation, or Advent, are expected to own approximately 51.7% of our outstanding common stock, or 49.7%, if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock” and “Principal and Selling Shareholders.”

Certain of our principal shareholders, including Advent, may acquire or hold interests in businesses that compete directly with us, or may pursue acquisition opportunities which are complementary to our business, making such an acquisition unavailable to us. Our second amended and restated shareholders agreement, as amended, contains provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. For further information, see “Risk Factors—Risks Relating to Our Business and Industry—Certain of our existing investors have interests and positions that could present potential conflicts with our and our shareholders’ interests.”

Since 1984, Advent has raised $26 billion in private equity capital and completed over 270 transactions in 35 countries. Advent’s current portfolio is comprised of investments in 54 companies across five sectors—Retail, Consumer & Leisure; Financial and Business Services; Industrial; Technology, Media & Telecoms; and Healthcare. The Advent team includes more than 160 investment professionals across Western and Central Europe, North America, Latin America and Asia.

Advent and certain of our other principal shareholders, directors, executive officers and their affiliates received the following approximate distributions in connection with the 2012 Dividend and we expect them to receive the following approximate offering proceeds and equity grants in connection with this offering:

Name	Relationship	2012 Dividend Distribution	Offering Proceeds(1)	Value of Equity Awards Granted
		($ in thousands)
Advent	Shareholder	$62,150	$37,006	—
LLR Partners	Shareholder	$9,546	$5,684	—
David Schlessinger	Executive Chairman, Director	$5,646	$3,362	—
Thomas Vellios	President and Chief Executive Officer, Director	$5,599	$3,334	—
Kenneth R. Bull	Chief Financial Officer, Secretary and Treasurer	$193	—	—
Steven J. Collins	Director	—	—	—
Andrew W. Crawford	Director	—	—	—
David M. Mussafer	Director	—	—	—
Howard D. Ross	Director	—	—	—
Thomas Ryan	Director	$322	—	$60
Ron Sargent	Director	$529	—	$60

(1)	Assumes an initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus.

Corporate and Other Information

Five Below was incorporated in Pennsylvania in January 2002. David Schlessinger, our Executive Chairman, and Thomas Vellios, our President and Chief Executive Officer, are the founders of Five Below. In October 2010, Advent acquired a majority interest in Five Below, which we refer to as the 2010 Transaction, with the goal of supporting the management team in accelerating our growth. Please see “Certain Relationships and Related Party Transactions—Investment by Advent” for a description of the 2010 Transaction.

Our principal executive office is located at 1818 Market Street, Suite 1900, Philadelphia, PA 19103 and our telephone number is (215) 546-7909. Our corporate website address is www.fivebelow.com. The information contained on, or accessible through, our corporate website does not constitute part of this prospectus.

The Offering

Common stock offered by us	4,807,692 shares

Common stock offered by selling shareholders	4,807,692 shares (6,250,000 shares if the underwriters exercise their option to purchase additional shares in full)

Common stock outstanding immediately after the offering	53,964,948 shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of 1,442,308 additional shares of common stock from the selling shareholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $54.1 million, assuming the shares are offered at $13.00 per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares by the selling shareholders.

We intend to use the net proceeds from this offering (together with cash on hand, if necessary) to repay at least $50.0 million of outstanding indebtedness under our new term loan facility incurred in connection with the Financing Transactions. We intend to use the remaining proceeds (if any) for general corporate purposes, including working capital. See “Use of Proceeds” and “Prospectus Summary—Financing Transactions.”

Principal shareholder	Upon the closing of this offering, Advent will continue to own a majority interest in us. We do not intend to avail ourselves of any of the “controlled company” exemptions under the corporate governance rules of The NASDAQ Stock Market LLC.

Dividend policy	We currently intend to retain any future earnings for use in the operation and expansion of our business. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant. In addition, the terms of our term loan facility and revolving credit facility contain restrictions on our ability to pay dividends. See “Dividends.”

Proposed symbol for trading on The NASDAQ Global Select Market	“FIVE”

Conflicts of interest	As described under “Use of Proceeds,” we expect to use all or substantially all of the net proceeds we receive from this offering (together with cash on hand, if necessary) to repay at least $50.0 million of the outstanding indebtedness under our new term loan facility with a syndicate of lenders. Affiliates of Goldman, Sachs & Co., Barclays Capital Inc., Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC are lenders under our new term loan facility and will each receive their pro rata share of such repayment. Because it is possible that Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. or their affiliates could receive more than 5% of the proceeds of this offering in connection with the repayment of our new term loan facility, each of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority. Accordingly, this offering will be conducted in accordance with Rule 5121. Rule 5121 requires that a “qualified independent underwriter,” meeting certain standards, participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Credit Suisse Securities (USA) LLC has served as “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. For more information, see “Underwriting.”

After giving effect to the conversion of our Series A 8% convertible preferred stock into common stock in connection with the closing of this offering, the number of shares of common stock to be outstanding after this offering is based on 49,157,256 shares outstanding as of June 12, 2012 and excludes:

•	1,177,005 shares of common stock issuable upon the exercise of options to purchase common stock outstanding as of June 12, 2012 at a weighted average exercise price of $7.59 per share; and

•	5,005,258 shares of common stock reserved for issuance under our equity incentive plan, which will be in effect upon the closing of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	that the underwriters will not exercise their option to purchase additional shares;

•	the conversion of all outstanding shares of our Series A 8% convertible preferred stock into shares of our common stock immediately prior to the closing of this offering; and

•	the adoption of our amended and restated articles of incorporation and amended bylaws to be effective upon the closing of this offering.

Summary Financial and Other Data

The following table presents summary financial and other data for the periods and at the dates indicated. The statement of operations and cash flows data for fiscal 2009, 2010 and 2011 and the balance sheet data as of January 29, 2011 and January 28, 2012 have been derived from audited financial statements included elsewhere in this prospectus. The balance sheet data as of January 30, 2010 has been derived from audited financial statements not included in this prospectus. The statement of operations and cash flows data for each of the thirteen weeks ended April 30, 2011 and April 28, 2012 and the balance sheet data as of April 28, 2012 have been derived from unaudited financial statements included elsewhere in this prospectus. You should read this data along with the sections of this prospectus entitled “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period.

	Fiscal Year			Thirteen Weeks Ended
	2009	2010	2011	April 30, 2011	April 28, 2012
	(in thousands, except total stores, share and per share data)
Statement of Operations Data:
Net sales	$125,135	$197,189	$297,113	$47,427	$71,829
Cost of goods sold	85,040	131,046	192,252	32,840	48,809

Gross profit	40,095	66,143	104,861	14,587	23,020
Selling, general and administrative expenses(1)	33,217	54,339	78,640	12,926	24,985

Operating income (loss)	6,878	11,804	26,221	1,661	(1,965)
Interest expense (income), net	73	28	(16)	(3)	(37)

Income (loss) before income taxes	6,805	11,776	26,237	1,664	(1,928)
Income tax (benefit) expense	(4,853)	4,753	10,159	665	(771)

Net income (loss)	11,658	7,023	16,078	999	(1,157)
Series A 8% convertible preferred stock cumulative dividends	—	(4,507)	(15,913)	(3,869)	(4,168)
Accretion of redeemable convertible preferred stock	(4,250)	(3,329)	—	—	—

Net income (loss) available to shareholders	7,408	(813)	165	(2,870)	(5,325)
Less: Net income attributable to participating securities	(3,365)	—	(109)	—	—

Net income (loss) available to common shareholders	$4,043	$(813)	$56	$(2,870)	$(5,325)

Per Share Data:
Basic income (loss) per common share(2)	$0.54	$(0.08)	$—	$(0.18)	$(0.32)
Diluted income (loss) per common share(2)	$0.54	$(0.08)	$—	$(0.18)	$(0.32)
Weighted average shares outstanding:
Basic shares	7,452,811	9,672,195	15,903,599	15,800,033	16,420,716
Diluted shares	7,452,811	9,672,195	15,904,108	15,800,033	16,420,716
Unaudited pro forma net income (loss)(3)			$14,159		$(1,619)
Unaudited pro forma basic income (loss) per common share(3)			$0.28		$(0.03)
Unaudited pro forma diluted income (loss) per common share(3)			$0.28		$(0.03)
Unaudited pro forma weighted average shares outstanding:			50,644,706		51,161,823
Basic shares			50,645,215		51,161,823
Diluted shares

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$9,227	$15,045	$46,695	$1,581	$(23,698)
Investing activities	$(7,285)	$(14,883)	$(18,558)	$(4,576)	$(4,801)
Financing activities	$(145)	$(445)	$1,003	$(27)	$1,709

Other Operating and Financial Data:
Total stores at end of period	102	142	192	145	199
Comparable store sales growth	12.1%	15.6%	7.9%	7.6%	10.4%
Average net sales per store(4)	$1,302	$1,542	$1,658	$326	$368
Adjusted EBITDA(5)	$11,088	$25,798	$42,377	$3,732	$6,625
Capital expenditures	$7,285	$14,883	$18,558	$4,576	$4,801

Adjusted EBITDA Reconciliation:
Net income (loss)	$11,658	$7,023	$16,078	$999	$(1,157)
Interest expense (income), net	73	28	(16)	(3)	(37)
Income tax (benefit) expense	(4,853)	4,753	10,159	665	(771)
Depreciation and amortization	3,660	4,805	7,071	1,434	2,107

EBITDA(6)	10,538	16,609	33,292	3,095	142
Non-contractual executive bonus expense(7)	—	—	6,087	—	—
Deferred rents(8)	232	1,164	1,401	258	110
Non-cash stock-based compensation and warrant expense(9)	274	2,332	1,246	319	6,373
Loss on disposal of assets(10)	5	288	273	—	—
Closed stores(11)	39	76	78	60	—
Transaction expense(12)	—	5,329	—	—	—

Adjusted EBITDA	$11,088	$25,798	$42,377	$3,732	$6,625

(1)	Fiscal 2010 includes $5.3 million of expense related to the 2010 Transaction and fiscal 2011 includes $6.1 million of non-contractual executive bonus expense, as described in Note 7 below. The thirteen weeks ended April 28, 2012 includes $5.9 million of stock-based compensation expense that relates to the cancellation of certain stock options, in exchange for the grant of restricted shares, as described in Note 5 in our unaudited financial statements.

(2)	Please see Note 2 in both our annual and quarterly financial statements, included elsewhere in this prospectus, for an explanation of per share calculations.

(3)	Pro forma information is unaudited and is prepared in accordance with Article 11 of Regulation S-X.

Pro Forma net income gives effect to: (i) income attributable to participating securities; (ii) cumulative dividends related to Series A 8% convertible preferred stock; and (iii) the Financing Transactions, including the repayment of $50.0 million of outstanding indebtedness under the new term loan facility with proceeds from this offering.

The following is a reconciliation of historical net income to unaudited pro forma net income:

	Fiscal Year 2011	Thirteen Weeks Ended April 28, 2012
Net income (loss) available to common shareholders	$56	$(5,325)
Add:
Net income attributable to participating securities	109	—
Series A 8% Convertible Preferred Stock cumulative dividend	15,913	4,168
Less:
Interest expense, net of tax	(1,616)	(386)
Amortization of deferred financing fees, net of tax	(303)	(76)

Pro forma net income (loss)	$14,159	$(1,619)

Pro Forma per share data gives effect to (i) the Financing Transactions; (ii) the conversion of our outstanding shares of Series A 8% convertible preferred stock into shares of common stock in connection with the closing of this offering and (iii) the number of shares whose proceeds will be used to repay $50.0 million of the outstanding indebtedness under the term loan facility.

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

	Fiscal Year 2011	Thirteen Weeks Ended April 28, 2012
Shares used in computing basic net (loss) income per common share	15,903,599	16,420,716
Adjustment for assumed conversion of preferred stock	30,894,953	30,894,953
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	3,846,154	3,846,154

Basic pro forma weighted average common shares outstanding	50,644,706	51,161,823
Dilutive effect of securities	509	—

Diluted pro forma weighted average common shares outstanding	50,645,215	51,161,823

(4)	Only includes stores open during the full fiscal year.
(5)	Adjusted EBITDA is defined as EBITDA (as defined below), further adjusted to exclude certain non-cash, non-recurring and other items not related to ongoing performance, such as non-contractual executive bonus expense, deferred rents, non-cash stock-based compensation and warrant expense, loss on disposal of assets, EBITDA for closed stores and expense related to the 2010 Transaction. We have presented Adjusted EBITDA because we believe that the exclusion of these items is appropriate to provide additional information to investors about our ongoing operating performance excluding certain non-cash and other items not related to ongoing performance and as a means to evaluate our period-to-period results. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. We have provided this information as a means to evaluate the results of our ongoing operations. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under U.S. generally accepted accounting principles, or GAAP, and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has similar limitations as an analytical tool to those set forth in Note 6 below related to the use of EBITDA, and you should not consider it in isolation or as substitute for analysis of our results as reported under GAAP. Some of these additional limitations to the use of Adjusted EBITDA are:

•

Adjusted EBITDA does not reflect the non-contractual executive bonus expense, deferred rents, non-cash stock-based compensation and warrant expense, loss on disposal of assets, EBITDA for closed stores and expense related to the 2010 Transaction; and

•	Adjusted EBITDA does not reflect certain other costs that may recur in future periods.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplemental measure.

(6)	EBITDA represents net income before interest expense (income), income taxes (benefit), depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP, and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, our future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	EBITDA does not reflect tax expense or the cash requirements necessary to pay tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

(7)	Represents a non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense.
(8)	Represents the non-cash portion of rent expense.
(9)	Represents non-cash stock-based compensation and warrant expense.
(10)	Represents asset write-offs for remodeled or closed stores.
(11)	Represents the EBITDA, excluding the non-cash portion of rent expense, for stores which management has made the decision to close, from the period in which the decision was made.
(12)	Represents expenses incurred in conjunction with the 2010 Transaction, including expenses related to the modification of certain stock options, professional fees and other employee compensation-related expenses.

The following table represents a summary of our balance sheet data as of January 30, 2010, January 29, 2011, January 28, 2012 and April 28, 2012. The summary balance sheet data as of April 28, 2012 is presented:

•	on an actual basis, derived from our balance sheet as of April 28, 2012;

•	on a “pro forma” basis, giving effect to:

–	the Financing Transactions, including the payment of the 2012 Dividend and

–	the conversion of our outstanding shares of Series A 8% convertible preferred stock into shares of common stock in connection with the closing of this offering.

•

on a “pro forma as adjusted” basis, further reflecting: (a) our receipt of the net proceeds from the sale of 4,807,692 shares of common stock by us at an assumed initial public offering price of $13.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (b) the repayment of outstanding indebtedness as described in “Use of Proceeds.” See “Capitalization” and “Use of Proceeds.”

	As of			As of April 28, 2012
	January 30, 2010	January 29, 2011	January 28, 2012	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,436	$12,153	$41,293	$14,503	$12,027	$16,152
Total current assets	35,335	45,942	92,249	89,051	86,575	90,700
Total current liabilities	10,983	18,215	49,942	36,186	36,186	36,186
Total long-term debt	—	250	250	250	100,250	50,250
Total liabilities	20,036	33,524	72,431	64,402	164,402	114,402
Series A 8% convertible preferred stock	—	191,855	191,855	191,855	—	—
Series A redeemable convertible preferred stock	18,778	—	—	—	—	—
Series A-1 redeemable convertible preferred stock	18,510	—	—	—	—	—
Total shareholders’ (deficit) equity	(1,049)	(148,797)	(129,759)	(122,316)	(29,912)	22,700

•	actual or anticipated sales of our common stock, including sales by our directors, officers or significant shareholders;

•	significant developments relating to our relationships with business partners, vendors and distributors;

•	customer purchases of new products from us and our competitors;

•	investor perceptions of the retail industry in general and our Company in particular;

•	major catastrophic events;

•	volatility in our stock price, which may lead to higher stock-based compensation expense under applicable accounting standards; and

•	changes in accounting standards, policies, guidance, interpretation or principles.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation, even if it does not result in liability for us, could result in substantial costs to us and divert management’s attention and resources.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. The sales, or the perception that these sales might occur, could depress the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the closing of this offering, we will have 53,964,948 shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. In addition, pursuant to our amended and restated investor rights agreement, certain of our investors have rights to require us to file registration statements registering additional sales of shares of common stock or to include sales of such shares of common stock in registration statements that we may file for ourselves or other shareholders. In order to exercise these registration rights, these shareholders must satisfy certain conditions. Subject to compliance with applicable lock-up restrictions, shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (other than stock transfer taxes and underwriting discounts or commissions). See “Certain Relationships and Related Party Transactions—Amended and Restated Investor Rights Agreement.”

We and the holders of substantially all of our common stock outstanding on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have agreed with the underwriters, that for a period of 180 days after the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. See “Underwriting” for more information. Substantially all of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 90 days after the date of this prospectus, subject to the lock-up agreement and applicable volume and other limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon the closing of this offering, funds managed by Advent will control an aggregate of 51.7% of the voting power of our outstanding common stock or 49.7% if the underwriters exercise in full their option to purchase additional shares in this offering. As a result, Advent would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions and other extraordinary transactions. It may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of Five Below, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of Five Below and might ultimately affect the market price of our common stock.

Certain of our existing investors have interests and positions that could present potential conflicts with our and our shareholders’ interests.

Advent makes investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Advent may also pursue, for its own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our second amended and restated shareholders agreement, as amended, contains provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. Accordingly, the interests of Advent may supersede ours, causing them or their affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of Advent and inaction on our part could have a material adverse effect on our business, financial condition and results of operations.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the amount of $12.58 per share, because the initial public offering price of $13.00 per share (the midpoint of the price range set forth on the cover of this prospectus) is substantially greater than the net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock and have received or will receive substantial dividends on their shares of capital stock. In addition, you may also experience additional dilution upon future equity issuances on the exercise of stock options to purchase common stock granted to our directors, management personnel and consultants under our equity incentive plan. See “Dilution.”

We do not expect to pay any cash dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any determination to pay

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of our common stock in this offering of approximately $54.1 million based upon an assumed initial public offering price of $13.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discount, commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders, which includes certain of our officers, directors and affiliates, including any shares sold by the selling shareholders in connection with the exercise of the underwriters’ option to purchase additional shares. A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share would increase or decrease the net proceeds to us from this offering by approximately $4.5 million, assuming the number of shares offered by us, as indicated on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount, commissions and offering expenses payable by us.

We intend to use the net proceeds to us from this offering (together with cash on hand, if necessary) to repay at least $50.0 million of outstanding indebtedness under our new term loan facility which was incurred in connection with the Financing Transactions.

We intend to use the remaining proceeds (if any) for general corporate purposes, including working capital.

On May 16, 2012, we entered into our $100.0 million term loan facility with a syndicate of lenders which bears interest, at our option, at an alternate base rate which is the greater of (i) the administrative agent’s prime rate in effect on such day and (ii) the federal funds effective rate in effect on such day plus 0.50% with a 2.00% floor, plus a margin of 3.25%, or a LIBOR-based rate with a 1.00% floor plus a margin of 4.25%; provided, that if no initial public offering occurs prior to May 16, 2013 and our consolidated net leverage ratio is greater than 2.00 to 1.00, the applicable margin for the alternate base rate shall be 4.75% and for the LIBOR-based rate shall be 5.75%. At June 11, 2012 our interest rate was 5.25% and our outstanding balance was $100.0 million. The term loan facility matures on the earlier of (i) May 16, 2015 and (ii) the date on which such facility is accelerated following the occurrence of an event of default; provided, that if no initial public offering occurs prior to May 16, 2013, the term loan facility shall mature on the earlier of (i) May 16, 2014 and (ii) the date on which such facility is accelerated following the occurrence of an event of default.

We used the amounts of the net proceeds from our term loan facility of $98.0 million and cash on hand to pay a special dividend of approximately $37.0 million to holders of our common stock and approximately $62.5 million to holders of our Series A 8% convertible preferred stock. Advent and LLR Partners, our principal shareholders, received distributions in respect of this dividend in the amounts of approximately $62.2 million and $9.5 million, respectively. In addition, certain of our current executive officers and directors received distributions in respect of this dividend as follows: Messrs. Bull, Ryan, Sargent, Schlessinger and Vellios received approximately $193,000, $322,000, $529,000, $5.6 million and $5.6 million, respectively.

CAPITALIZATION

The following table sets forth our capitalization as of April 28, 2012:

•	on an actual basis;

•

on a pro forma basis further reflecting: (1) the Financing Transactions, including the payment of the 2012 Dividend and; (2) the conversion of all outstanding shares of our Series A 8% convertible preferred stock into 30,894,953 shares of common stock; and

•	on a pro forma as adjusted basis to further reflect:

•

our receipt of the net proceeds from the sale of 4,807,692 shares of our common stock in this offering based upon an assumed initial public offering price of $13.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discount, commissions and offering expenses payable by us; and

•	the application of the estimated net proceeds from this offering as described under “Use of Proceeds.”

You should read this table together with the sections entitled “Use of Proceeds,” “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of April 28, 2012
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$14,503	$12,027	$16,152

Long-term debt (including current maturities)
Revolving line of credit(1)	$—	$—	$—
Notes payable	250	100,250	50,250

Total long-term debt	250	100,250	50,250
Preferred stock, $0.01 par value. Authorized 100,000,000 shares; 10,000,000 shares undesignated; 90,000,000 shares designated as Series A 8% convertible preferred stock:	191,855	—	—

Series A 8% convertible preferred stock, $0.01 par value. Issued and outstanding 89,291,773 shares with a liquidation preference of $218,588, actual; none authorized, none issued and outstanding, pro forma and pro forma, as adjusted(2)

Shareholders’ (deficit) equity:
Common stock, $0.01 par value. Authorized 69,200,000 shares; issued and outstanding 18,262,303 shares, actual; 49,157,256 issued and outstanding shares, pro forma; and 53,964,948 issued and outstanding shares on a pro forma, as adjusted basis	183	492	540
Additional paid-in capital	12,270	191,546	245,623
Accumulated deficit	(134,769)	(221,950)	(223,463)

Total shareholders’ (deficit) equity	(122,316)	(29,912)	22,700

Total capitalization(3)	$69,789	$70,338	$72,950

(1)	At April 28, 2012, there were no outstanding letters of credit and excess availability was approximately $20.0 million.

(2)	Our outstanding Series A 8% convertible preferred stock will convert into shares of our common stock in connection with the closing of this offering.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share would increase or decrease each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $4.5 million, assuming that the number of shares of common stock offered by us and the selling shareholders, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock outstanding set forth in the table above does not include:

•

1,002,275 shares of our common stock issuable upon the exercise of stock options outstanding as of April 28, 2012 with a weighted average exercise price of $8.67 per share (which does not give effect to the $2.02 equitable adjustment to the option exercise price on May 23, 2012); and

•	513,249 shares of our common stock reserved for future issuance under our equity incentive plan as of April 28, 2012.

DILUTION

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares of our common stock. The pro forma net tangible book value of our common stock as of April 28, 2012 was $(29.9) million, or approximately $(0.61) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the pro forma number of shares of common stock that would have been outstanding on April 28, 2012 after giving pro forma effect to the conversion of all outstanding shares of our Series A 8% convertible preferred stock into a total of 30,894,953 shares of common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the closing of this offering. After giving effect to the sale of shares of our common stock in this offering based upon an assumed initial public offering price of $13.00 (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discount, commissions and offering expenses payable by us, the conversion of all outstanding shares of our Series A 8% convertible preferred stock into a total of 30,894,953 shares of common stock and amounts used to repay outstanding indebtedness under the term loan facility, our pro forma net tangible book value as of April 28, 2012 would have been approximately $22.7 million, or approximately $0.42 per share. This represents an immediate increase in pro forma net tangible book value of $1.03 per share to existing shareholders and an immediate dilution of $12.58 per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$13.00

Pro forma net tangible book value as of April 28, 2012	$(0.61)
Increase in pro forma net tangible book value per share attributable to new investors in this offering	1.03

Pro forma as adjusted net tangible book value per share after this offering .		0.42

Dilution per share to new investors		$12.58

If the underwriters exercise their option to buy additional shares of common stock in full, the pro forma consolidated net tangible book value after giving effect to this offering would be $0.42 per share, and the dilution in pro forma consolidated net tangible book value per share to investors in this offering would be $12.58 per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) our pro forma net tangible book value by $4.5 million, the pro forma net tangible book value per share after this offering by $0.08 per share and the dilution in pro forma net tangible book value to new investors in this offering by $0.08 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table presents, on a pro forma basis, as of April 28, 2012, the differences between the number of shares of common stock purchased from us, the total consideration paid or exchanged and the average price per share paid by existing shareholders and by new investors purchasing shares of our common stock in this offering before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table assumes an initial public offering price of $13.00 per share, as specified above.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders(1)	49,157,256	91.1%	$236,956	79.1%	$4.82
New investors	4,807,692	8.9%	$62,500	20.9%	$13.00

Total	53,964,948	100.0%	$299,456	100.0%

(1)	The total consideration paid by existing shareholders does not reflect the dividends received by them in the 2010 Dividend and 2012 Dividend.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) total consideration paid by new shareholders by $4.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Sales by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to 44,349,564 shares, or approximately 82.2% (42,907,256 shares, or approximately 79.5%, if the underwriters exercise their option to buy additional shares in full), and will increase the number of shares to be purchased by new investors to 9,615,384 shares, or approximately 17.8% (11,057,692 shares, or approximately 20.5%, if the underwriters exercise their option to buy additional shares in full), of the total common stock outstanding after the offering.

The number of shares outstanding in the table above is based on the number of shares outstanding as of April 28, 2012, after giving effect to the conversion of all outstanding shares of our Series A 8% convertible preferred stock into 30,894,953 shares of our common stock in connection with the closing of this offering. The discussion and tables above do not include the following shares:

•

1,002,275 shares of our common stock issuable upon the exercise of stock options outstanding as of April 28, 2012 with a weighted average exercise price of $8.67 per share (which does not give effect to the $2.02 equitable adjustment to the option exercise price on May 23, 2012); and

•	513,249 shares of our common stock reserved for future issuance under our amended and restated equity incentive plan as of April 28, 2012.

To the extent any such shares of common stock are issued, new investors may experience further dilution.

	Fiscal Year					Thirteen Weeks Ended
	2007	2008	2009	2010	2011	April 30, 2011	April 28, 2012
	(in thousands, except total stores, share and per share data)
Diluted (loss) income per common share(2)	$(0.67)	$(0.62)	$0.54	$(0.08)	$—	$(0.18)	$(0.32)
Dividends declared per common share	$—	$—	$—	$13.24	$—	—	—
Weighted average shares outstanding:
Basic shares	7,553,045	7,417,727	7,452,811	9,672,195	15,903,599	15,800,033	16,420,716
Diluted shares	7,553,045	7,417,727	7,452,811	9,672,195	15,904,108	15,800,033	16,420,716
Unaudited pro forma net income (loss)(3)					$14,159		$(1,619)
Unaudited pro forma basic income (loss) per common share(3)					$0.28		(0.03)
Unaudited pro forma diluted income (loss) per common share(3)					$0.28		(0.03)
Unaudited pro forma weighted average shares outstanding:
Basic shares					50,644,706		51,161,823
Diluted shares					50,645,215		51,161,823

	Fiscal Year					Thirteen Weeks Ended
	2007	2008	2009	2010	2011	April 30, 2011	April 28, 2012
	(in thousands, except total stores, share and per share data)
Statement of Cash Flows Data:
Net cash (used in) provided by:
Operating activities	$(1,219)	$3,671	$9,227	$15,045	$46,695	$1,581	$(23,698)
Investing activities	$(5,021)	$(5,988)	$(7,285)	$(14,883)	$(18,558)	$(4,576)	$(4,801)
Financing activities	$6,641	$10,900	$(145)	$(445)	$1,003	$(27)	$1,709
Other Operating and Financial Data:
Total stores at end of period	67	82	102	142	192	145	199
Comparable store sales growth	5.4%	5.8%	12.1%	15.6%	7.9%	7.6%	10.4%
Average net sales per store(4)	$1,037	$1,185	$1,302	$1,542	$1,658	$326	$368
Adjusted EBITDA(5)	$(285)	$2,285	$11,088	$25,798	$42,377	$3,732	$6,625
Capital expenditures	$5,033	$5,991	$7,285	$14,883	$18,558	$4,576	$4,801
Adjusted EBITDA Reconciliation:
Net (loss) income	$(3,490)	$(1,750)	$11,658	$7,023	$16,078	$999	$(1,157)
Interest expense (income), net	208	131	73	28	(16)	(3)	(37)
Income tax (benefit) expense	—	—	(4,853)	4,753	10,159	665	(771)
Depreciation and amortization	2,115	2,799	3,660	4,805	7,071	1,434	2,107

EBITDA(6)	(1,167)	1,180	10,538	16,609	33,292	3,095	142
Non-contractual executive bonus expense(7)	—	—	—	—	6,087	—	—
Deferred rents(8)	608	297	232	1,164	1,401	258	110
Non-cash stock-based compensation and warrant expense(9)	199	329	274	2,332	1,246	319	6,373
Loss on disposal of assets(10)	16	169	5	288	273	—	—
Closed stores(11)	59	310	39	76	78	60	—
Transaction expense(12)	—	—	—	5,329	—	—	—

Adjusted EBITDA	$(285)	$2,285	$11,088	$25,798	$42,377	$3,732	$6,625

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

	Fiscal Year 2011	Thirteen Weeks Ended April 28, 2012
Shares used in computing basic net (loss) income per common share	15,903,599	16,420,716
Adjustment for assumed conversion of preferred stock	30,894,953	30,894,953
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	3,846,154	3,846,154

Basic pro forma weighted average common shares outstanding	50,644,706	51,161,823
Dilutive effect of securities	509	—

Diluted pro forma weighted average common shares outstanding	50,645,215	51,161,823

(4)	Only includes stores open during the full fiscal year.
(5)	Adjusted EBITDA is defined as EBITDA (as defined below), further adjusted to exclude non-cash, non-recurring and other items not related to ongoing performance, such as non-contractual executive bonus expense, deferred rents, non-cash stock-based compensation and warrant expense, loss on disposal of assets, EBITDA for closed stores and expense related to the 2010 Transaction. We have presented Adjusted EBITDA because we believe that the exclusion of these items is appropriate to provide additional information to investors about our ongoing operating performance excluding certain non-cash and other items not related to ongoing performance and as a means to evaluate our period-to-period results. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. We have provided this information as a means to evaluate the results of our ongoing operations. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has similar limitations as an analytical tool to those set forth in Note 6 below related to the use of EBITDA, and you should not consider it in isolation or as substitute for analysis of our results as reported under GAAP. Some of these additional limitations to the use of Adjusted EBITDA are:

•

Adjusted EBITDA does not reflect the non-contractual executive bonus expense, deferred rents, non-cash stock-based compensation and warrant expense, loss on disposal of assets, EBITDA for closed stores and expense related to the 2010 Transaction; and

•	Adjusted EBITDA does not reflect certain other costs that may recur in future periods.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplemental measure.

(6)	EBITDA represents net income before interest expense (income), income taxes (benefit), depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP, and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, our future requirements for capital expenditures or contractual commitments;

Quarterly Results of Operations and Seasonality

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our annual results and our net sales. In our opinion, this unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. You should read this information in conjunction with our audited financial statements and the related notes appearing elsewhere in this prospectus. Operating results for any fiscal quarter are not necessarily indicative of results for the full year.

	Fiscal Year 2010				Fiscal Year 2011				Fiscal Year 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(unaudited)
	(in thousands, except percentages and other operating data)

Net sales	$31,625	$42,375	$41,459	$81,730	$47,427	$61,966	$61,895	$125,825	$71,829
Gross profit	9,146	13,959	9,983	33,055	14,587	20,011	18,373	51,890	23,020
Operating income (loss) (1)	202	1,686	(6,173)	16,089	1,661	3,688	739	20,133	(1,965)
Net income (loss)	$129	$1,004	$(3,678)	$9,568	$999	$2,212	$440	$12,427	$(1,157)
Percentage of Annual Results:
Net sales	16.0%	21.5%	21.0%	41.4%	16.0%	20.9%	20.8%	42.3%
Gross profit	13.8%	21.1%	15.1%	50.0%	13.9%	19.1%	17.5%	49.5%
Operating income (loss) (1)	1.7%	14.3%	(52.3%)	136.3%	6.3%	14.1%	2.8%	76.8%
Net income (loss)	1.8%	14.3%	(52.4%)	136.2%	6.2%	13.8%	2.7%	77.3%
Percentage of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	28.9%	32.9%	24.1%	40.4%	30.8%	32.3%	29.7%	41.2%	32.0%
Operating income (loss) (1)	0.6%	4.0%	(14.9%)	19.7%	3.5%	6.0%	1.2%	16.0%	(2.7%)
Net income (loss)	0.4%	2.4%	(8.9%)	11.7%	2.1%	3.6%	0.7%	9.9%	(1.6%)
Other Operating Data:
Total stores at end of period	105	115	138	142	145	168	189	192	199
Comparable store sales growth	22.8%	26.5%	15.9%	6.3%	7.6%	0.7%	7.6%	12.1%	10.4%

(1)	The third quarter of fiscal year 2010 includes $5.3 million of expense related to the 2010 Transaction. The fourth quarter of fiscal year 2011 includes $6.1 million of non-contractual executive bonus expense, as described in Note 7 under “Selected Financial and Other Data.” The first quarter of fiscal year 2012 includes $5.9 million of expense related to the cancellation of certain stock options in exchange for the grant of restricted shares.

Our business is seasonal in nature and demand is generally the highest in the fourth fiscal quarter due to the year-end holiday season. To prepare for the holiday season, we must order and keep in stock more merchandise than we carry during other parts of the year. We expect inventory levels, along with an increase in accounts payable and accrued expenses, generally to reach their highest levels in the third and fourth fiscal quarters in anticipation of the increased net sales during the year-end holiday season. As a result of this seasonality, and generally because of variation in consumer spending habits, we experience fluctuations in net sales and working capital requirements during the year.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows from operations, historical equity financings and borrowings under our revolving credit facility. Our primary cash needs are for capital expenditures and working capital.

Capital expenditures typically vary depending on the timing of new store openings and infrastructure-related investments. We plan to make capital expenditures of approximately $20.0 million in fiscal 2012 and approximately $23.0 million in fiscal 2013, which we expect to fund from cash generated from operations. We expect to devote approximately $15.0 million of our capital expenditure budget in fiscal 2012 to construct and open 50 new stores and a new distribution center, which will continue into fiscal 2013, with the remainder projected to be spent on corporate infrastructure and store relocations and remodels. As of April 28, 2012, we did not have any material commitments for capital expenditures.

Our primary working capital requirements are for the purchase of store inventory and payment of payroll, rent, other store operating costs and distribution costs. Our working capital requirements fluctuate during the year, rising in the third and fourth fiscal quarters as we take title to increasing quantities of inventory in anticipation of our peak, year-end holiday shopping season in the fourth fiscal quarter. Fluctuations in working capital are also driven by the timing of new store openings.

Historically, we have funded our capital expenditures and working capital requirements during the fiscal year with cash on hand and borrowings under our revolving credit facility. We did not have any direct borrowings under our revolving credit facility at any point during fiscal 2011. When we have used our revolving credit facility, the amount of indebtedness outstanding under it has tended to be the highest in the beginning of the fourth quarter of each fiscal year. Over the past three fiscal years, to the extent that we have drawn on the facility, we have paid down the borrowings before the end of the fiscal year with cash generated during our peak selling season in the fourth quarter.

Based on our growth plans, we believe that our cash position, net cash provided by operating activities and availability under our revolving credit facility will be adequate to finance our planned capital expenditures and working capital requirements during fiscal 2012 and 2013. If cash flows from operations and borrowings under our revolving credit facility are not sufficient or available to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current shareholders.

Cash Flows

A summary of our cash flows from operating, investing and financing activities is presented in the following table:

	Fiscal Year			Thirteen Weeks Ended
	2009	2010	2011	April 30, 2011	April 28, 2012
	(in millions)
Net cash provided by (used in) operating activities	$9.2	$15.0	$46.7	$1.6	$(23.7)
Net cash used in investing activities	(7.3)	(14.9)	(18.6)	(4.6)	(4.8)
Net cash provided by (used in) financing activities	(0.1)	(0.4)	1.0	—	1.7

Net increase (decrease) during period in cash and cash equivalents	$1.8	$(0.3)	$29.1	$(3.0)	$(26.8)

Cash (Used in) Provided by Operating Activities

Net cash used in operating activities for the thirteen weeks ended April 28, 2012 was $23.7 million, a decrease of $25.3 million compared to the thirteen weeks ended April 30, 2011. The increase in net cash used in operating activities was primarily the result of the change in income taxes paid of $8.7 million, the settlement of $6.8 million of book overdrafts that were outstanding at January 28, 2012 and the payment of $6.0 million of non-contractual bonuses to certain executive officers for performance which were accrued at January 28, 2012.

Net cash provided by operating activities for fiscal 2011 was $46.7 million, an increase of $31.7 million compared to fiscal 2010. The increase in net cash provided by operating activities was primarily driven by an increase in operating income and the reclassification of $6.8 million in book overdrafts as accounts payable, due to the timing of bank settlement. The primary driver of the increase in our operating income is the addition of our new stores. During fiscal 2011, we added 50 stores and we expect to add approximately 50 stores in fiscal 2012, with the majority of new stores opening prior to the beginning of the fourth quarter. Further, we will pay $8.9 million of taxes payable and $6.0 million related to non-contractual bonuses to certain executive officers for performance which were accrued at January 28, 2012.

Net cash provided by operating activities for fiscal 2010 was $15.0 million, an increase of $5.8 million compared to fiscal 2009. The increase was primarily driven by an increase in operating income and a decrease in payments on accounts payable due to the timing of vendor payments at fiscal 2010 year-end. The increase in operating income was primarily driven by the addition of 40 stores in fiscal 2010, with the majority of new stores opening prior to the beginning of the fourth quarter. Partially offsetting these increases were an increase in inventory purchases to support our growth.

Cash Used in Investing Activities

Net cash used in investing activities for the thirteen weeks ended April 28, 2012 was $4.8 million, an increase of $0.2 million compared to the thirteen weeks ended April 30, 2011 related solely to capital expenditures. The increase in capital expenditures was primarily for our new store construction and corporate infrastructure.

Net cash used in investing activities for fiscal 2011 was $18.6 million, an increase of $3.7 million compared to fiscal 2010 and related solely to capital expenditures. The increase in capital expenditures was primarily for corporate infrastructure and our distribution facility. We estimate capital expenditures in 2012 to be $20.0 million.

Net cash used in investing activities for fiscal 2010 was $14.9 million, an increase of $7.6 million compared to fiscal 2009 and related solely to capital expenditures. The increase in capital expenditures was primarily for our new store construction and distribution facility.

Cash (Used in) Provided by Financing Activities

Net cash provided by financing activities for the thirteen weeks ended April 28, 2012 was $1.7 million, an increase of $1.7 million compared to the thirteen weeks ended April 30, 2011. The increase in net cash provided by financing activities was primarily the result of $1.5 million of excess tax benefit related to restricted shares.

Net cash (used in) provided by financing activities for fiscal 2009, 2010 and 2011 was $(0.1) million, $(0.4) million and $1.0 million, respectively. Fiscal 2011 cash flows provided by financing activities were primarily the result of proceeds of $1.1 million from the issuance of common stock. Fiscal 2010 cash flows used in financing activities were primarily the result of dividends paid to our common shareholders of $192.4 million and the redemption of warrants of $10.2 million, partially offset by net proceeds from the issuance of shares of our preferred stock of $191.9 million, proceeds from the exercise and prepayment of warrants and options to purchase common stock of $6.9 million, and the related excess tax benefit of $3.2 million. The $192.4 million dividend, together with the $4.3 million classified as compensation expense, comprised the 2010 dividend. Fiscal 2009 cash flows used in financing activities were primarily the result of payments under capital lease agreements of $0.2 million, partially offset by proceeds from the exercise of warrants and options to purchase common stock of $0.1 million.

Please see “—Financing Transactions” for a description of the term loan facility entered into on May 16, 2012.

Financing Transactions

On May 16, 2012, we entered into a $100.0 million term loan facility with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders, which we refer to as the term loan facility. We used the net proceeds from the term loan facility and cash on hand to pay the 2012 Dividend totaling approximately $99.5 million on all outstanding shares of our common stock and Series A 8% convertible preferred stock. On the same day, we amended and restated our existing senior secured revolving credit facility with Wells Fargo Bank, National Association, which is described below under “—Line of Credit.” We refer to the term loan facility, the revolving credit facility, as amended and restated, and related transactions as the “Financing Transactions.”

Stock Option and Restricted Stock Grants.    On October 14, 2010, the Company granted stock options to purchase a total of 2,020,620 shares of common stock at an exercise price of $6.31 per share to two employees, both of whom were also directors, pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $5.75 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered a concurrent third-party transaction on October 14, 2010 whereby Advent International Corporation and Sargent Family Investment, LLC purchased 89,291,773 shares of Series A 8% Convertible Preferred Stock at $2.17 per share ($6.28 on an as-converted basis). The preferred shareholders had certain rights and privileges over common shareholders which resulted in a premium on the preferred stock over common stock, including:

•	an 8% dividend;

•	senior liquidation preferences;

•	right to appoint four members to a seven member Board of Directors; and

•	anti-dilution protection.

In assessing the reasonableness of the fair value of the Company’s common stock, the Company also considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $5.75 per common share as of December 1, 2010.

•	that there were no material changes in factors impacting common stock per share value from October 14, 2010 to December 1, 2010, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On December 1, 2010, the Company granted stock options to purchase a total of 115,556 shares of common stock at an exercise price of $6.31 per share to 21 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $5.75 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $5.75 per common share as of December 1, 2010.

On February 22, 2011, the Company granted stock options to purchase a total of 25,950 shares of common stock at an exercise price of $6.31 per share to nine employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $5.75 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $5.75 per common share as of December 1, 2010.

•	there were no material changes in factors impacting common stock per share value from December 1, 2010 to February 22, 2011, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On May 25, 2011, the Company granted stock options to purchase a total of 150,250 shares of common stock at an exercise price of $6.31 per share to 81 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $6.04 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $6.04 per common share as of April 2, 2011.

•	changes in valuation which were primarily due to the following:

•

based on the passage of time from the Company’s previous determination of fair value, the Company was assumed to be closer to a liquidity event and therefore reduced the present value discounting, which increased the Company’s estimated value per share.

•	that there were no material changes in factors impacting common stock per share value from April 2, 2011 to May 25, 2011, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On September 1, 2011, the Company granted stock options to purchase a total of 35,543 shares of common stock at an exercise price of $6.97 per share to 28 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $6.97 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $6.97 per common share as of September 1, 2011.

•	changes in valuation which were primarily due to the following:

•

based on the passage of time from the Company’s previous determination of fair value, the Company was assumed to be closer to a liquidity event and therefore reduced the present value discounting, which increased the Company’s estimated value per share; and

•

management determined that the likelihood of an initial public offering or other liquidity event had increased from the Company’s previous estimate of fair value based on discussions with investors and advisors. Therefore management revised its probability assigned to either an initial public offering or other liquidity event from 70% to 80%, which increased the Company’s estimated value per share.

On October 18, 2011, the Company granted stock options to purchase a total of 270,500 shares of common stock at an exercise price of $6.97 per share to 120 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $6.97 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $6.97 per common share as of September 1, 2011.

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On March 30, 2012, the Company granted stock options to purchase a total of 79,926 shares of common stock at an exercise price of $11.22 per share to 12 employees pursuant to the Company’s equity incentive plan. In addition, just previous to this grant, on March 22, 2012, the Company granted 2,020,620 shares of restricted stock in connection with the cancellation of previously granted options. The Company determined that the fair value of the common stock on the date of both grants was $11.01 per share. To assess the reasonableness of the fair value of the Company’s common stock on these dates, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $11.01 per common share as of March 22, 2012.

•	changes in valuation which were primarily due to the following:

•

multiples of the Company’s guideline public company peer group were generally lower than at the time of the Company’s previous valuation, which decreased the Company’s value per share; this decrease was offset by the planned leveraged dividend of approximately $100 million that provided shareholders with earlier liquidity, which increased the Company’s value per share.

•	there were no material changes in factors impacting common stock per share value from March 22, 2012 to March 30, 2012, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

As of June 12, 2012, the intrinsic value of our outstanding stock options using an assumed initial public offering price of $13.00 was $6.4 million.

Contractual Obligations

The following table summarizes, as of January 28, 2012, our minimum rental commitments under operating lease agreements including assumed extensions, minimum payments for long-term debt and other obligations in future periods:

	Payments Due By Period
(In millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations(1)	$268.0	$30.7	$66.1	$62.0	$109.2
Purchase obligations(2)	1.7	1.7	—	—	—
Notes payable	0.3	—	0.3	—	—

Total	$270.0	$32.4	$66.4	$62.0	$109.2

(1)	Our store leases generally have initial lease terms of 5-10 years and include renewal options on substantially the same terms and conditions as the original lease. Also included in operating leases is our corporate office and distribution center leases.
(2)	Purchase obligations consist primarily of inventory purchase orders. Our inventory purchase orders are cancellable with limited or no recourse available to the vendor until the inventory is shipped to us.

Since January 28, 2012, we have entered into 28 new fully executed retail leases with an average term of 10 years that increased our operating lease obligations to the following:

Less than 1 year	$2.7
1-3 years	8.8
3-5 years	8.8
More than 5 years	24.6

Total	$44.9

Off Balance Sheet Arrangements

As of and for the thirteen weeks ended April 28, 2012 and for the three fiscal years ended January 28, 2012, except for operating leases entered into in the normal course of business, we were not party to any material off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, net sales, expenses, results of operations, liquidity, capital expenditures or capital resources.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS). The amendments in ASU No. 2011-04 result in common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles, or U.S. GAAP, and international financial reporting standards, or IFRS, and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of the new requirements of ASU No. 2011-04 did not have an impact on our financial position or results of operations.

compensation committee determined that our executive officers will receive no payments under the Performance Bonus Plan, unless our operating income (determined prior to giving effect to any bonuses potentially payable under the Performance Bonus Plan) exceeds our target goal of $30.0 million by at least 20%. If operating income exceeds $36.0 million, then each executive officer will receive a target performance bonus equal to 20% of the executive’s base salary in effect as of the end of fiscal 2012 (other than Mr. Johnston who will receive 37.5%). If our operating income exceeds $39.5 million, then each executive officer will receive a maximum performance bonus equal to 40% of the executive’s base salary (other than Mr. Johnston who will receive 75%). The performance bonus will not be interpolated if our operating income is between the target goal and the maximum goal.

Employment Agreements

We have entered into employment letter agreements with each of Messrs. Schlessinger and Vellios. Additionally, effective as of April 16, 2012 and May 16, 2012, we entered into an employment agreement with Mr. Bull and Mr. Johnston, respectively. These agreements are further described below in the “Employment Agreements” section. Additionally, the benefits potentially payable under these agreements are more fully described below in the section entitled “—Potential Payments Upon Termination or Change of Control.”

Executive Compensation

The following table shows the annual compensation paid to or earned by the executive officers for the fiscal year ended January 28, 2012:

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
David Schlessinger	2011	600,000	3,000,000	—	—	48,062	3,648,062
Executive Chairman and Founder

Thomas G. Vellios	2011	700,000	3,000,000	—	—	47,554	3,747,554
President, Chief Executive Officer and Founder

Kenneth R. Bull	2011	262,956	68,750	—	121,542	470	453,718
Senior Vice President, Finance, Secretary and Treasurer(1)

(1)	On April 12, 2012, Mr. Bull was named Chief Financial Officer.
(2)	The amounts in this column, computed in accordance with current Financial Accounting Standard Board guidance for accounting for and reporting of stock-based compensation, represent the aggregate grant-date fair value of each option award. Further detail surrounding the shares awarded, the method of valuation and the assumptions made are set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section under “Critical Accounting Policies and Estimates.” The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the option is exercised. Therefore, there is no assurance the value realized will be at or near the value estimated by the Black-Scholes option pricing model.
(3)	The following table itemizes the components of the “All Other Compensation” column:

Name	Reimbursement of Legal Fees and Related Income Taxes ($)	Imputed Income from Long Term Disability Coverage ($)	Total ($)
David Schlessinger	48,062	—	48,062
Thomas G. Vellios	47,084	470	47,554
Kenneth R. Bull	—	470	470

(2)	These stock options vest upon the following performance-based schedule: 33.3%, 33.3% and 33.3% of the stock options vest and become exercisable on the date that (i) the “Purchasers” (as defined in the applicable Investment Agreement dated September 1, 2010) receive proceeds equal to 2.0, 2.5 and 3.0 times the amount of their investment in us, respectively or (ii) the applicable “IRR” interest rate (as defined in the applicable option award agreement) for the Purchasers is greater than or equal to 30%, 40% or 50%, respectively. Notwithstanding the above, these stock options also vest upon the nine month anniversary of an initial public offering, provided that certain of our market cap targets are met and that the individual is still employed on such date. Please note that pursuant to the Option Cancellation Agreements, these options were canceled on March 22, 2012.
(3)	These stock options vest upon the following time-based schedule: 50% of the stock options vest and become exercisable on the second anniversary of the grant date and 6.25% of the stock options vest and become exercisable every 90 days thereafter.
(4)	These shares are subject to a repurchase option exercisable by us in the event of an employment resignation or termination of employment prior to vesting.
(5)	This value was calculated using an assumed market value of $11.21, based on an independent valuation conducted on February 21, 2012.

Option Exercises and Stock Vested

During fiscal year 2011, Messrs. Schlessinger and Vellios did not exercise any previously issued stock options nor did such individuals vest in any of our stock awards. However, Mr. Bull vested in tranches of 5,190 and 4,757 shares of our stock.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting		Value Realized on Vesting ($)
David Schlessinger	—	—	—		—
Thomas G. Vellios	—	—	—		—
Kenneth R. Bull	— —	— —	5,190 4,757	(1) (2)	58,179 53,325	(3) (3)

(1)	These shares of restricted stock vested as follows: approximately 1,297 shares on each of April 2, 2011, July 2, 2011, October 2, 2011 and January 2, 2012, respectively.
(2)	These shares of restricted stock vested as follows: 3,460 shares on March 29, 2011 and 432 shares on each of June 29, 2011, September 29, 2011 and December 29, 2011, respectively.
(3)	This value was calculated using an assumed market value of $11.21, based on an independent valuation conducted on February 21, 2012.

Potential Payments Upon Termination or Change of Control

Termination Prior to a Change of Control—Mr. Schlessinger

If we terminate Mr. Schlessinger’s employment without “cause” or Mr. Schlessinger terminates his employment for “good reason” (as such terms are defined below), in either case, prior to a “Change of Control Transaction” (as such term is defined below), Mr. Schlessinger will be entitled to receive:

•

severance payments, equal to the greater of: (i) $400,000 or (ii) the greater of (x) base salary in effect on the date of termination or resignation or (y) unless Mr. Schlessinger approved a reduction in his annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid in monthly installments for a period of 12 months;

•

monthly payments equal to continued health and dental benefits for a period of up to 18 months, extended an additional 6 months following the expiration of such 18-month period if Mr. Schlessinger was still eligible to receive continued COBRA coverage as of the end of such 18-month period, which we refer to as the Medical Payments; and

•

monthly payments equal to a full tax gross up for federal, state and local income taxes based upon highest marginal tax rates solely with respect to each Medical Payment, which we refer to as the Medical Gross Up.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Subscription Agreement with Mr. Ryan

Mr. Ryan, a current member of our board of directors, purchased 159,248 shares of our common stock for an aggregate purchase price of $1.1 million in connection with his election to our board of directors (effective as of October 7, 2011). In connection with Mr. Ryan’s investment in our company, he became a party to the second amended and restated shareholders agreement, as amended, and the amended and restated investor rights agreement, as amended, each of which are described below.

Investment by Advent

On October 14, 2010, Advent and Sargent Family Investment, LLC, a limited liability company controlled by Ronald Sargent, a current member of our board of directors, invested $192.9 and $1.1 million, respectively, in Five Below in consideration for 88,785,489 and 506,284 shares of our Series A 8% convertible preferred stock, respectively, and, as a result of such investment, Advent acquired a majority interest in Five Below, which we refer to as the 2010 Transaction. In connection with the 2010 Transaction, on October 13, 2010, all of the then outstanding preferred shares were converted into shares of our common stock and all of our options and warrants were exercised or exchanged for restricted or unrestricted shares of our common stock. As of April 28, 2012, we had 89,291,773 shares of Series A 8% convertible preferred stock outstanding. Prior to the closing of the offering, the outstanding shares of Series A 8% convertible preferred stock will convert into 30,894,953 shares of common stock and there will be no shares of preferred stock outstanding.

Second Amended and Restated Shareholders Agreement

In connection with the 2010 Transaction, we entered into a second amended and restated shareholders agreement with the holders of our Series A 8% convertible preferred stock and common stock. In accordance with this agreement, as subsequently amended, the holders of our capital stock agreed to vote their shares in favor of the election to our board of directors of five individuals designated by holders of our Series A 8% convertible preferred stock and three designated by our holders of common stock. Accordingly, Messrs. Mussafer, Collins, Crawford, Ross and Ryan, the designees of holders of our Series A 8% convertible preferred stock, and Messrs. Sargent, Schlessinger and Vellios, the designees of holders of our common stock, have been elected to our board of directors. In addition, our shareholders agreement provides certain rights to certain of our shareholders with respect to our capital stock, including rights of first refusal and drag-along rights in respect of the sale of shares of our capital stock, as well as certain restrictions on the transfer of our shares. The rights of first refusal do not apply to issuances by us in an initial underwritten public offering of our common stock, including this offering. Further, our shareholders agreement contains provisions renouncing any interest or expectancy held by directors affiliated with Advent in certain corporate opportunities. The parties to the agreement have further amended the agreement in connection with this offering. The amendment provides that upon the closing of this offering, all of the provisions related to rights of first refusal, drag-along rights, the board designation rights of the holders of our Series A 8% convertible preferred stock and the obligation of certain of our shareholders to contribute funds if indemnification claims were made by Advent in connection with its investment in the Company will terminate in full, the lock-up provision will terminate in full 181 days following the effective date of this registration statement, and the remaining provisions will terminate in full on and after the date that no member of our board of directors is an employee, officer or director of Advent or its affiliates (not including the portfolio companies in which funds controlled by Advent have invested).

Amended and Restated Investor Rights Agreement

In connection with the 2010 Transaction, we entered into an amended and restated investor rights agreement with the holders of our Series A 8% convertible preferred stock and certain of the holders of our common stock, which agreement was subsequently amended. Pursuant to the agreement, certain funds managed by Advent, LLR Partners, Sargent Family Investment, LLC, Blue 9 Fund I, LP, David Schlessinger and Thomas Vellios have the right to include certain of their shares in this offering. Certain of these shareholders have requested that we include up to an aggregate of 5,384,001 shares of our common stock in this offering. This number may be decreased prior to the effectiveness of this offering by Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc., the representatives of the underwriters in this offering, in their sole discretion. We are obligated to pay all expenses in connection with such registration other than underwriting commissions or discounts resulting from the sale of shares by our shareholders in connection with this registration.

In addition, the amended and restated investor rights agreement contains registration rights that require us to register shares of our common stock held by the shareholders who are parties to the agreement in the event we register for sale, either for our own account or for the account of others, shares of our common stock in future offerings. The parties to such agreement have agreed to amend this agreement effective upon the closing of this offering. The amended and restated investor rights agreement, as amended, will provide for substantially similar registration rights and will continue to require a shareholder to execute a lock-up agreement with the underwriters in connection with the shareholder’s exercise of his or her registration rights in future offerings. Other provisions in the amended and restated investor rights agreement, including rights of first offer, preemptive rights and information rights will terminate.

Side Letter Agreement

On September 1, 2010, LLR Partners, David Schlessinger and Thomas Vellios entered into a side letter agreement pursuant to which LLR Partners agreed to vote all of their securities of Five Below in favor of the election of Messrs. Schlessinger and Vellios to our board of directors so long as Messrs. Schlessinger and Vellios remained employed by us. This side letter, pursuant to its terms, will terminate upon the closing of this offering.

Loan to Officer

During fiscal 2009, we extended a loan of $250,000 to Thomas Vellios, which was collateralized by a pledge of shares of Five Below common stock held by Mr. Vellios. The loan accrued interest at 4.11% and was payable on an annual basis starting on March 1, 2011. In connection with the 2010 Transaction and 2010 Dividend, Mr. Vellios offset the amount of the dividend due to him by $250,000 plus approximately $7,600 of accrued interest in full satisfaction of the amounts owed under the loan. In connection with the repayment of the loan, the pledge of Mr. Vellios’ shares was released.

Agreements with Management

We and certain of our executive officers have entered into employment agreements. The terms and conditions of certain of these employment agreements are more fully described in “Executive Compensation—Employment Agreements.”

Option Cancellation Agreements

Please see “Executive Compensation—Option Cancellation Agreements.”

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Pennsylvania law. Additionally, we may enter into indemnification agreements with any new directors or executive officers that may be broader in scope than the specific indemnification provisions contained in Pennsylvania law. There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table contains information about the beneficial ownership of our common stock as of June 12, 2012 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each person, or group of persons, who beneficially owns more than 5% of our capital stock;

•	each executive officer named in the summary compensation table;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each person selling common stock in connection with this public offering.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 28, 2012 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. Assuming the issuance of 4,807,692 shares of our common stock in this offering, there will be 53,964,948 shares of common stock outstanding after this offering. Beneficial ownership and the percentage of beneficial ownership prior to the offering are based on 49,157,256 shares of common stock outstanding on June 12, 2012, which gives effect to the conversion of our Series A 8% convertible preferred stock into common stock.

The table below assumes the underwriters do not exercise their option to purchase additional shares. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Five Below, Inc., 1818 Market Street, Suite 1900, Philadelphia, Pennsylvania 19103.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned Prior to the Offering	Number of Shares Offered	Shares Beneficially Owned After the Offering	Percentage of Shares Beneficially Owned After the Offering
5% Shareholders Not Listed Below:
Funds managed by Advent International Corporation(1)	30,719,779	62.5%	2,846,591	27,873,188	51.7%
Funds managed by LLR Capital II, LLC(2)	4,718,286	9.6%	437,212	4,281,074	7.9%
Named Executive Officers & Directors:
Kenneth R. Bull	95,150	*	—	95,150	*
Steven J. Collins	—	*	—	—	*
Andrew W. Crawford	—	*	—	—	*
David M. Mussafer(3)	—	*	—	—	*
Howard D. Ross(4)	—	*	—	—	*
Thomas M. Ryan	159,248	*	—	159,248	*
Ronald L. Sargent(5)	261,674	*	—	261,674	*
David Schlessinger(6)	3,154,174	6.4%	258,595	2,826,379	5.2%
Thomas G. Vellios(7)	2,770,856	5.6%	256,435	2,514,421	4.7%
All executive officers and directors as a group (10 persons)	6,441,102	13.1%	515,030	5,856,872	10.9%
Additional Selling Shareholders:
Alan B. Mirken 1997 Family Trust(8)	230,334	*	23,033	207,301	*
Blue 9 Fund I, LP (9)	1,699,802	3.5%	157,509	1,542,293	2.9%
Mary Fran Cardamone	346,000	*	69,200	276,800	*
FBS Associates, LLC(10)	438,096	*	40,595	397,501	*
Bruce Frankel	117,230	*	69,200	48,030	*
Michael Levin	110,503	*	16,954	93,549	*
Mirken 2008-A Five Below Investment Trust(11)	645,635	1.3%	64,564	581,071	1.1%
Mirken 2008-B Five Below Family Trust(12)	184,005	*	18,401	165,604	*
Eugene F. Rosadino	95,150	*	6,920	88,230	*
Sage Private Equity Partners I, LP(13)	532,307	1.1%	532,307	—	*
Marcye Shayer	165,550	*	10,176	155,374	*

*	Less than 1%
(1)

The funds managed by Advent International Corporation own 62.5% of Five Below, Inc. prior to this offering and all of the shares held by such funds are shares of our Series A 8% convertible preferred stock which will convert into shares of our common stock on a 1-for-0.3460 basis. This table assumes the conversion has occurred. The direct ownership of the shares of common stock consists of 13,925,282 shares held by Advent International GPE VI Limited Partnership, 8,159,172 shares held by Advent International GPE VI-A Limited Partnership, 703,478 shares held by Advent International GPE VI-B Limited Partnership, 718,833 shares held by Advent International GPE VI-C Limited Partnership, 574,461 shares held by Advent International GPE VI-D Limited Partnership, 1,708,028 shares held by Advent International GPE VI-E Limited Partnership, 2,620,386 shares held by Advent International GPE VI-F Limited Partnership, 1,652,725 shares held by Advent International GPE VI-G Limited Partnership, 509,952 shares held by Advent Partners GPE VI 2008 Limited Partnership, 18,444 shares held by Advent Partners GPE VI 2009 Limited Partnership, 39,947 shares held by Advent Partners GPE VI 2010 Limited Partnership, 43,006 shares held by Advent Partners GPE VI—A 2010 Limited Partnership and 46,064 shares held by Advent Partners GPE VI—A Limited Partnership. The funds managed by Advent International Corporation collectively purchased their interest in shares of our capital stock on October 14, 2010. Immediately prior to this offering, the funds managed by Advent International Corporation will beneficially own 30,719,779 shares (or 62.5%) of our common stock, or 62.5% of our common stock on a fully diluted basis. In the offering, Advent International GPE VI Limited Partnership will be entitled to sell 1,290,360 shares of our common stock (or a total of 1,755,991 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-A Limited Partnership will be entitled to sell 756,056 shares of our common stock (or a total of 1,028,880 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-B Limited Partnership will be entitled to sell 65,186 shares of our common stock (or a total 88,709 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-C Limited Partnership will be entitled to sell 66,609 shares of our common stock (or a total of 90,645 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-D Limited Partnership will be entitled to sell 53,231 shares of our common stock (or a total of 72,440 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-E Limited Partnership will be entitled to sell 158,271 shares of our common stock (or a total of 215,384 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-F Limited Partnership will be entitled to sell 242,813 shares of our common stock (or a total of 330,443 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-G Limited Partnership will be entitled to sell 153,147 shares of our common stock (or a total of 208,410 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2008 Limited Partnership will be entitled to sell 47,254 shares of our common stock (or a total of 64,306 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2009 Limited Partnership will be entitled to sell 1,709 shares of our common stock (or a total of 2,326 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2010 Limited Partnership will be entitled to sell 3,702 shares of our common stock (or a total of 5,038 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI—A 2010 Limited Partnership will be entitled to sell 3,985 shares of our common stock (or a total of 5,423 shares if the underwriters exercise in full their option to purchase additional shares) and Advent Partners GPE VI—A Limited Partnership will be entitled to sell 4,268 shares of our common stock (or a total of 5,808 shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, the funds managed by Advent International Corporation will beneficially own 27,873,188 shares (or 51.7%) of our common stock, or 51.7% of our common stock on a fully diluted basis. If the underwriters exercise in full their option to purchase additional shares, the funds managed by Advent International Corporation will beneficially own 26,845,986 shares (or 49.7%) of our common stock, or 49.7% of our common stock on a fully diluted basis. Advent International Corporation is the manager of Advent International LLC, which is the general partner of: GPE VI GP Limited Partnership; GPE VI GP (Delaware) Limited Partnership; Advent Partners GPE VI 2008 Limited Partnership; Advent Partners GPE VI 2009 Limited Partnership; Advent Partners GPE VI 2010 Limited Partnership; Advent Partners A Limited Partnership and Advent Partners GPE VI—A 2010 Limited Partnership. GPE VI GP Limited Partnership is the general partner of: Advent International GPE VI Limited Partnership; Advent International GPE VI-A Limited Partnership; Advent International GPE VI-B Limited Partnership; Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the general partner of: Advent International GPE VI-C Limited Partnership; Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. Advent International Corporation exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares held by funds managed by Advent International Corporation, a group of individuals currently composed of Richard F. Kane, David M. Mussafer and Steven M. Tadler, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by Advent International Corporation. Each of Mr. Kane, Mr. Mussafer and Mr. Tadler disclaims beneficial ownership of the shares held by funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(2)

The funds managed by LLR Capital II, LLC own 9.6% of Five Below, Inc. prior to this offering. The direct ownership of the shares of common stock consists of 4,238,478 shares held by LLR Equity Partners II, L.P.

and 479,808 shares held by LLR Equity Partners Parallel II, L.P., collectively referred to as LLR Equity Partners, prior to the offering. Immediately prior to this offering, LLR Equity Partners will beneficially own 4,718,286 shares (or 9.6%) of our common stock, or 9.6% of our common stock on a fully diluted basis. In the offering, LLR Equity Partners II, L.P. will be entitled to sell 392,751 shares of our common stock (or a total of 534,476 shares if the underwriters exercise in full their option to purchase additional shares) and LLR Equity Partners Parallel II, L.P. will be entitled to sell 44,461 shares of our common stock (or a total of 60,505 shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, LLR Equity Partners will beneficially own 4,281,074 shares (or 7.9%) of our common stock, or 7.9% of our common stock on a fully diluted basis. If the underwriters exercise in full their option to purchase additional shares, LLR Equity Partners will beneficially own 4,123,305 shares (or 7.6%) of our common stock, or 7.6% of our common stock on a fully diluted basis. LLR Capital II, LLC is the general partner of LLR Capital II, L.P. which is the general partner of each of LLR Equity Partners II, L.P. and LLR Equity Partners Parallel II, L.P. LLR Capital II, LLC exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares of our common stock held by the LLR, a group of individuals currently composed of Mitchell Hollin, Seth Lehr, Ira Lubert and Howard Ross, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by LLR Capital II, LLC and each of the funds mentioned above. Each of Messrs. Hollin, Lehr, Lubert and Ross disclaim beneficial ownership of the shares held by LLR Capital II, LLC, except to the extent of their respective pecuniary interest therein. The address of LLR Capital II, LLC is c/o LLR Capital II, LLC, Cira Centre, 2929 Arch Street, Suite 2700, Philadelphia, PA 19104.
(3)	Mr. Mussafer is a member of a group of persons who exercise voting and investment power over the shares of common stock beneficially owned by the funds managed by Advent International Corporation and may be deemed to beneficially own the shares held by these funds. Mr. Mussafer disclaims beneficial ownership of the shares of common stock held by the funds managed by Advent International Corporation, except to the extent of his pecuniary interest therein. Mr. Mussafer’s address is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(4)	Mr. Ross is a member of a group of persons who exercise voting and investment power over the shares of common stock beneficially owned by the LLR Capital II, LLC and may be deemed to beneficially own the shares held by these funds. Mr. Ross disclaims beneficial ownership of the shares of common stock held by the funds managed by LLR Capital II, LLC, except to the extent of his pecuniary interest therein. Mr. Ross’s address is c/o LLR Capital II, LLC, Cira Centre, 2929 Arch Street, Suite 2700, Philadelphia, PA 19104.
(5)	Includes 506,284 shares of our Series A 8% convertible preferred stock owned by Sargent Family Investment, LLC. The shares of our series A 8% convertible preferred stock will convert into shares of our common stock on a 1-for-0.3460 basis. This table assumes the conversion has occurred. Mr. Sargent, the sole member and manager of Sargent Family Investment, LLC, exercises voting and investment power over the shares beneficially owned by Sargent Family Investment, LLC.
(6)	The total shares beneficially owned by Mr. Schlessinger includes 17,473 shares of common stock held by members of his family. The total shares beneficially owned by Mr. Schlessinger prior to the offering includes 363,473 shares of common stock held by certain shareholders as to which Mr. Schlessinger has sole voting power pursuant to irrevocable proxies granted by such shareholders. Mr. Schlessinger disclaims beneficial ownership of the shares of common stock subject to such proxies.
(7)	Includes 3,460 shares of common stock held by certain shareholders as to which Mr. Vellios has sole voting power pursuant to irrevocable proxies granted by such shareholders. Mr. Vellios disclaims beneficial ownership of the shares of common stock subject to such proxies.
(8)	Alan B. Mirken 1997 Family Trust beneficially owns 230,334 shares. In the offering, Alan B. Mirken 1997 Family Trust will be entitled to sell 23,033 shares of our common stock. Immediately after this offering, Alan B. Mirken 1997 Family Trust will beneficially own 207,301 shares of our common stock. With respect to the shares of our common stock held by Alan B. Mirken 1997 Family Trust, Mitchell Rubin and Richard Zenker, the trustees, exercise voting and investment power over the shares beneficially owned by Alan B. Mirken 1997 Family Trust. Messrs. Rubin and Zenker disclaim beneficial ownership of the shares held by Alan B. Mirken 1997 Family Trust, except to the extent of their pecuniary interest therein. The address of Alan B. Mirken 1997 Family Trust is c/o Richard Zenker, 5 Fox Den Road, Mount Kisco, NY 10549.

(9)	Immediately prior to this offering, Blue 9 Fund I, LP will beneficially own 1,699,802 shares (or 3.5%) of our common stock, or 3.5% of our common stock on a fully diluted basis. In the offering, Blue 9 Fund I, LP will be entitled to sell 157,509 shares of our common stock (or a total of 214,347 shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, Blue 9 Fund I, LP will beneficially own 1,542,293 shares (or 2.9%) of our common stock, or 2.9% of our common stock on a fully diluted basis. If the underwriters exercise in full their option to purchase additional shares, Blue 9 Fund I, LP will beneficially own 1,485,455 shares (or 2.8%) of our common stock, or 2.8% of our common stock on a fully diluted basis. Blue 9 Capital, LLC is the general partner of Blue 9 Fund I, LP. Blue 9 Capital, LLC exercises voting and investment power over the shares held by Blue 9 Fund I, LP and may be deemed to have beneficial ownership of these shares. With respect to the shares of our common stock held by Blue 9 Fund I, LP, Steven Tuttleman exercises voting and investment power over the shares beneficially owned by Blue 9 Capital, LLC. Mr. Tuttleman disclaims beneficial ownership of the shares held by Blue 9 Fund I, LP, except to the extent of his pecuniary interest therein. The address of Blue 9 Fund I, LP is c/o Blue 9 Capital, LLC, 23 Tettemer Road, Erwinna, PA 18920.
(10)	FBS Associates, LLC beneficially owns 438,096 shares. In the offering, FBS Associates, LLC will be entitled to sell 40,595 shares of our common stock (or a total of 55,244 shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, FBS Associates, LLC will beneficially own 397,501 shares of our common stock. If the underwriters exercise in full their option to purchase additional shares, FBS Associates, LLC will beneficially own 382,852 shares of our common stock. With respect to the shares of our common stock held by FBS Associates, LLC, Samuel Sidewater, its general partner, exercises voting and investment power over the shares beneficially owned by FBS Associates, LLC. Mr. Sidewater disclaims beneficial ownership of the shares held by FBS Associates, LLC, except to the extent of his pecuniary interest therein. The address of FBS Associates, LLC is c/o RP Management, Inc., P.O. Box 678, One Wynnewood Road, S. 101, Wynnewood, PA 19096.
(11)	Mirken 2008-A Five Below Investment Trust beneficially owns 645,635 shares (or 1.3%). In the offering, Mirken 2008-A Five Below Investment Trust will be entitled to sell 64,564 shares of our common stock. Immediately after this offering, Mirken 2008-A Five Below Investment Trust will beneficially own 581,071 shares (or 1.1%) of our common stock, or 1.1% of our common stock on a fully diluted basis. With respect to the shares of our common stock held by Mirken 2008-A Five Below Investment Trust, Alan Mirken, Mitchell Rubin and Richard Zenker, the trustees, exercise voting and investment power over the shares beneficially owned by Mirken 2008-A Five Below Investment Trust. Messrs. Mirken, Rubin and Zenker disclaim beneficial ownership of the shares held by Mirken 2008-A Five Below Investment Trust, except to the extent of their pecuniary interest therein. The address of Mirken 2008-A Five Below Investment Trust is c/o Richard Zenker, 5 Fox Den Road, Mount Kisco, NY 10549.
(12)	Mirken 2008-B Five Below Family Trust beneficially owns 184,005 shares. In the offering, Mirken 2008-B Five Below Family Trust will be entitled to sell 18,401 shares of our common stock. Immediately after this offering, Mirken 2008-B Five Below Family Trust will beneficially own 165,604 shares of our common stock. With respect to the shares of our common stock held by Mirken 2008-B Five Below Family Trust, Alan Mirken, Mitchell Rubin and Richard Zenker, the trustees, exercise voting and investment power over the shares beneficially owned by Mirken 2008-A Five Below Investment Trust. Messrs. Mirken, Rubin and Zenker disclaim beneficial ownership of the shares held by Mirken 2008-A Five Below Investment Trust, except to the extent of their pecuniary interest therein. The address of Mirken 2008-A Five Below Investment Trust is c/o Richard Zenker, 5 Fox Den Road, Mount Kisco, NY 10549.
(13)	Sage Private Equity Partners I, LP beneficially owns 532,307 shares (or 1.1%). In the offering, Sage Private Equity Partners I, LP will sell all of its shares of our common stock. Immediately after this offering, Sage Private Equity Partners I, LP will not own any shares of our common stock. With respect to the shares of our common stock held by Sage Private Equity Partners I, LP, Cohn Management Group, which is controlled by Alan J. Cohn and Stephen L. Cohn, exercises voting and investment power over the shares beneficially owned by Sage Private Equity Partners I, LP. Messrs. Cohn disclaim beneficial ownership of the shares held by Sage Private Equity Partners I, LP, except to the extent of their pecuniary interest therein. The address of Sage Private Equity Partners I, LP is c/o Alan Cohn, 300 Barr Harbor Drive, Suite 200, Conshohocken, PA 19428.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock, our amended and restated articles of incorporation and our amended bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our forms of amended and restated articles of incorporation and amended bylaws, to be effective upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is part.

General

Upon the closing of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

As of June 12, 2012, there were outstanding:

•	18,262,303 shares of our common stock held by 190 shareholders of record;

•	89,291,773 shares of our Series A 8% convertible preferred stock that are convertible into 30,894,953 shares of our common stock; and

•	stock options to purchase an aggregate of 1,177,005 shares of our common stock with a weighted average exercise price of $7.59 per share.

Prior to the closing of this offering, we amended our articles of incorporation to effect a 0.3460-for-1 reverse stock split of our common stock. Concurrent with the reverse stock split, we adjusted (x) the number of shares subject to and the conversion price of our Series A 8% convertible preferred stock, (y) the number of shares subject to and the exercise price of our outstanding stock option awards under our equity incentive plan and (z) the number of shares subject to and the exercise price of our outstanding warrants, such that the holders of the preferred stock, options and warrants are in the same economic position both before and after the reverse stock split.

Assuming the underwriters do not exercise their option to purchase additional shares, and after giving effect to the stock split, upon the closing of this offering all of the outstanding shares of our Series A 8% convertible preferred stock will convert into 30,894,953 shares of our common stock.

2012 Dividend

On May 15, 2012, we declared and subsequently paid on May 16, 2012 the 2012 Dividend on shares of our common stock and our Series A 8% convertible preferred stock.

Common Stock

Voting rights

Holders of our common stock are entitled to one vote for each share for the election of directors and on all other matters submitted to a vote of shareholders, and do not have cumulative voting rights in the election of directors. Whenever corporate action is to be taken by vote of the shareholders, it becomes authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders present in person or by proxy and entitled to vote on the matter.

Dividend rights

Subject to the preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the board of directors.

Rights upon liquidation

In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other rights and preferences

Holders of our common stock have no preemptive, subscription, conversion, redemption or sinking fund rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Listing

We intend to apply to list our common stock on The NASDAQ Global Select Market under the trading symbol “FIVE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company. Its address is 10 Commerce Drive, Cranford, NJ 07016, and its telephone number is (908) 497-2300.

Preferred Stock

As of June 12, 2012, we had 89,291,773 shares of Series A 8% convertible preferred stock outstanding. Upon the closing of the offering, the outstanding shares of Series A 8% convertible preferred stock will convert into 30,894,953 shares of common stock and there will be no shares of preferred stock outstanding. Upon the closing of the offering, our board of directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without shareholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring or preventing a change of control of Five Below or other corporate action. See “—Anti-Takeover Effects of Certain Provisions of Pennsylvania Law and our Amended and Restated Articles of Incorporation and Amended Bylaws.” At present, we have no plans to issue any shares of preferred stock following this offering.

Equity Incentive Awards

Options

As of June 12, 2012, we had outstanding options to purchase 1,177,005 shares of our common stock at a weighted-average price of $7.59 per share, of which no options to purchase shares were vested at such time. Upon the closing of the offering, we will have 5,005,258 shares remaining available for issuance pursuant to our equity incentive plan.

Restricted Common Stock

In addition, as of June 12, 2012, we had 1,414,936 shares of restricted common stock issued and outstanding. 67,856 of such shares were issued in connection with the 2010 Transaction and pursuant to our equity incentive plan when all of our options were exercised for common shares or restricted common shares on October 13, 2010. 1,347,080 of such shares were issued in connection with the Option Cancellation Agreements to Messrs. Schlessinger and Vellios.

Registration Rights

Pursuant to the existing amended and restated investor rights agreement, certain funds managed by Advent, LLR Partners, Sargent Family Investment, LLC, Blue 9 Fund I, LP, David Schlessinger and Thomas Vellios have the right to include certain of their shares in this offering. Certain of these shareholders have requested that we include up to an aggregate of 5,384,001 shares of our common stock in this offering. This number may be decreased prior to the effectiveness of this offering by Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc., the representatives of the underwriters in this offering, in their sole discretion. We are obligated to pay all expenses in connection with such registration other than underwriting commissions or discounts resulting from the sale of shares by our shareholders in connection with this registration.

Upon the closing of this offering, shareholders who are parties to the existing amended and restated investor rights agreement, as amended, as well as Messrs. Sargent and Ryan will have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Anti-Takeover Effects of Certain Provisions of Pennsylvania Law and our Amended and Restated Articles of Incorporation and Amended Bylaws

Our amended and restated articles of incorporation and our amended bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and could make it more difficult to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board of directors the power to discourage acquisitions that some shareholders may favor.

No Cumulative Voting

As of the closing of this offering, our only issued and outstanding shares of capital stock will be common stock. Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Our amended and restated articles of incorporation do not allow for cumulative voting in the election of directors, therefore shareholders holding a majority of the outstanding capital stock entitled to vote will be able to elect all of our directors.

Special Shareholders’ Meetings and Right to Act by Written Consent

According to our amended bylaws, our shareholders are not permitted to call, or to require that the board of directors call, a special meeting of shareholders. Rather, a special meeting of shareholders may only be called by the chairman of our board of directors or our Chief Executive Officer or upon a resolution adopted by a majority of our entire board of directors. In addition, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may put downward pressure on the market price of our common stock and our ability to raise capital through a future sale of our securities.

Upon the closing of this offering, 53,964,948 shares of common stock will be outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of June 12, 2012 and assumes the conversion of all shares of preferred stock into common stock, the exercise of all outstanding warrants and no exercise of outstanding stock options. The 4,807,692 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers. The remaining 49,157,256 shares of common stock held by existing shareholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 701 under the Securities Act, or meet the safe harbor requirements of Rule 144 under the Securities Act, which are summarized below. The remaining shares of common stock held by our existing shareholders upon the closing of this offering will be available for sale in the public market after the expiration of the lock-up agreements described below and under “Underwriting,” taking into account the provisions of Rules 144 and 701 of the Securities Act.

Sales of Restricted Shares and Shares Held by Our Affiliates

Rule 144

In general, under Rule 144, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described below and in “Underwriting” and within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 539,649 shares immediately after this offering, or the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144(b)(1), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), is entitled to sell its shares without complying with the volume limitation or the manner of sale or notice provisions of Rule 144 beginning 90 days after the date of this prospectus, provided current public information about us is available. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year (including the holding period of any prior owner other than an affiliate), is entitled to freely sell such shares under Rule 144 without restrictions.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Securities Exchange Act. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. Subject to the 180-day lock-up period described below and in “Underwriting,” approximately 3,147,018 shares of our common stock will be eligible for sale in accordance with Rule 701.

Sales under Rules 144 and 701

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 (or pursuant to Form S-8, if applicable) because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Equity Incentive Plan

As of June 12, 2012, we had outstanding options to purchase 1,177,005 shares of our common stock, of which no options to purchase shares were vested. In addition, we had 1,414,936 shares of restricted stock outstanding, of which 67,856 were issued in connection with the 2010 Transaction as a result of the conversion of the options outstanding under the equity incentive plan prior to the 2010 Transaction and 1,347,080 were issued in connection with the Option Cancellation Agreements to Messrs. Schlessinger and Vellios.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options and other awards issuable under our equity incentive plan. We expect to file the registration statement covering shares offered pursuant to our equity incentive plan shortly after the date of this prospectus, permitting the resale of such shares, subject to compliance with the resale provisions of Rule 144 applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares. Our equity incentive plan is described in more detail under “Executive Compensation—Employee Benefit Plans.”

Lock-Up Agreements

We and the holders of substantially all of our common stock outstanding on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have entered into lock-up agreements with the underwriters providing that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. for a period of 180 days from the date of this prospectus. The lock-up agreements are subject to customary exceptions, including transfers of shares (i) as a bona fide gift of shares, provided that the donee agrees to be bound in writing by the restrictions described above; (ii) to any trust for the benefit of the lock-up party or the immediate family of the lock-up party, provided that the trustee agrees to be bound in writing by the restrictions described above, and

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Barclays Capital Inc., Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering, and Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Barclays Capital Inc.
Jefferies & Company, Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Total	9,615,384

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,442,308 shares from the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,442,308 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and holders of substantially all of our common stock on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have agreed with the underwriters, subject to certain

FIVE BELOW, INC.

Statements of Operations

(in thousands, except share and per share data)

	Fiscal Year
	2009	2010	2011
Net sales	$125,135	$197,189	$297,113
Cost of goods sold	85,040	131,046	192,252

Gross profit	40,095	66,143	104,861
Selling, general and administrative expenses	33,217	54,339	78,640

Operating income	6,878	11,804	26,221
Interest expense (income), net	73	28	(16)

Income before income taxes	6,805	11,776	26,237
Income tax (benefit) expense	(4,853)	4,753	10,159

Net income	11,658	7,023	16,078
Series A 8% Convertible Preferred Stock cumulative dividends	—	(4,507)	(15,913)
Accretion of Redeemable Convertible Preferred Stock	(4,250)	(3,329)	—

Net income (loss) available to shareholders	7,408	(813)	165
Less: Net income attributable to participating securities	(3,365)	—	(109)

Net income (loss) available to common shareholders	$4,043	$(813)	$56

Basic income (loss) per common share	$0.54	$(0.08)	$—

Diluted income (loss) per common share	$0.54	$(0.08)	$—

Dividends declared per common share	$—	$13.24	$—

Weighted average shares outstanding:
Basic shares	7,452,811	9,672,195	15,903,599

Diluted shares	7,452,811	9,672,195	15,904,108

Unaudited pro forma net income (see note 1)			$14,159

Unaudited pro forma basic income per common share (see note 1)			$0.28

Unaudited pro forma diluted income per common share (see note 1)			$0.28

Unaudited pro forma weighted average shares outstanding (see note 1):
Basic shares			50,644,706

Diluted shares			50,645,215

See accompanying notes to financial statements.

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(1) Summary of Significant Accounting Policies

(a) Description of Business

Five Below, Inc. (the Company) is a specialty value retailer offering merchandise targeted at the aspirational teen and pre-teen demographic. The Company offers an edited assortment of products, priced at $5 and below. The Company’s edited assortment of products include select brands and licensed merchandise. The Company believes its merchandise is readily available, and that there are a number of potential vendors that could be utilized, if necessary, under approximately the same terms the Company is currently receiving; thus, it is not dependent on a single vendor or a group of vendors.

The Company is incorporated in the Commonwealth of Pennsylvania and as of January 28, 2012, operated 192 stores in Pennsylvania, New Jersey, Delaware, Maryland, Virginia, Massachusetts, New Hampshire, West Virginia, North Carolina, New York, Connecticut, Rhode Island, Ohio, Illinois, Indiana, and Michigan, each operating under the name “Five Below.” As of January 29, 2011 and January 30, 2010 the Company operated 142 stores and 102 stores, respectively.

(b) Fiscal Year

The Company operates on a 52/53-week fiscal year ending on the Saturday closest to January 31. The period from January 30, 2011 to January 28, 2012 is referred to as Fiscal 2011. The period from January 31, 2010 to January 29, 2011 is referred to as Fiscal 2010. The period from February 1, 2009 to January 30, 2010 is referred to as Fiscal 2009. Fiscal 2011, Fiscal 2010 and Fiscal 2009 included 52 weeks.

(c) Unaudited Pro Forma Presentation

Pro forma net income information gives effect to: (i) income attributable to participating securities; (ii) cumulative dividends related to the Series A 8% Convertible Preferred Stock; and (iii) the $100,000 term loan facility entered into on May 16, 2012 with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders, including the repayment of $50,000 of outstanding indebtedness under the term loan facility with the Company’s proposed initial public offering (IPO) proceeds.

The following is a reconciliation of historical net income to unaudited pro forma net income:

Fiscal Year 2011
Net income available to common shareholders	$56

Add:
Income attributable to participating securities	109
Series A 8% Convertible Preferred Stock cumulative dividends	15,913

Less:
Interest expense on new term loan facility, net of tax	(1,616)
Amortization of deferred financing fees related to new term loan facility, net of tax	(303)

Unaudited pro forma net income	$14,159

Pro forma weighted average share data gives effect to: i) the conversion of the Company’s outstanding shares of Series A 8% Convertible Preferred Stock into shares of common stock in connection with the closing of the IPO; and ii) the number of shares in the Company’s proposed IPO whose proceeds will be used to repay $50,000 of outstanding indebtedness under the term loan facility.

F-7	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

Fiscal Year 2011
Shares used in computing basic income per common share	15,903,599
Adjustment for assumed conversion of Series A 8% Convertible Preferred Stock	30,894,953
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	3,846,154

Unaudited basic pro forma weighted average shares outstanding	50,664,706

Dilutive effect of securities	509

Unaudited diluted pro forma weighted average shares outstanding	50,645,215

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity date of three months or less when purchased to be cash equivalents. The majority of payments due from banks for third-party credit card and debit card transactions resulting from customer purchases at the Company’s retail stores process within 24 to 48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card and debit card transactions that process in less than seven days are classified as cash and cash equivalents in the accompanying balance sheets. Amounts due from banks for these transactions classified as cash equivalents totaled $680 and $1,182 at January 29, 2011 and January 28, 2012, respectively. Book overdrafts, which are outstanding checks in excess of funds on deposit, are recorded within accounts payable in the accompanying balance sheets and within operating activities in the accompanying statements of cash flows.

The Company’s cash accounts are primarily maintained with one financial institution.

(e) Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts payable, and borrowings under a line of credit and a note payable. The Company believes that: (1) the carrying value of cash and cash equivalents and accounts payable are representative of their respective fair value due to the short-term nature of these instruments; (2) the carrying value of the borrowings under the line of credit approximates their fair value because the line of credit’s interest rates vary with market interest rates; and (3) the carrying value of the note payable approximates fair value because its negotiated terms and conditions are consistent with current market rates.

(f) Inventories

Inventories consist of finished goods purchased for resale, including freight, and are stated at the lower of cost or market value, at the individual product level. Cost is determined on a weighted average cost method which approximates a FIFO (first-in, first-out) basis due to the nature of our inventory. Management of the Company reviews inventory levels in order to identify slow-moving merchandise and uses markdowns to clear merchandise. Inventory cost is reduced when the selling price less costs of disposal is below cost. The Company accrues an estimate for inventory shrink for the period between the last physical count and the balance sheet date. The shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends.

(g) Property and Equipment

Property and equipment are stated at cost. Additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred. The straight-line method of depreciation and amortization is

F-8	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(5) Shareholders’ Equity

As of January 28, 2012, the Company is authorized to issue 69,200,000 shares of $0.01 par value common stock and 100,000,000 shares of $0.01 par value preferred stock. The holders of the common stock are entitled to one vote per share of common stock and are entitled to receive dividends if declared by the board of directors. The preferred stock may be issued from time to time in series as designated by the board of directors. The designations, powers, preferences, voting rights, privileges, options, conversion rights, and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof shall be designated by the board of directors. As of January 28, 2012, the board of directors has designated 90,000,000 shares of preferred stock as Series A 8% Convertible Preferred Stock.

Preferred Stock

In Fiscal 2005, Fiscal 2006 and Fiscal 2007, the Company issued an aggregate of 6,173,030 shares of Series A Redeemable Convertible Preferred Stock (the Series A Preferred Stock) for aggregate cash proceeds of $13,020, net of aggregate offering costs of $252. In connection with the offerings, the Company also issued warrants to originally purchase 138,353 shares of common stock at $6.21 per share (see below). The relative fair value of the warrants ($396 in aggregate) was recorded as additional paid-in capital and was being accreted to the Series A Preferred Stock through its earliest redemption dates. The offering costs incurred in connection with the issuances were also being accreted to the Series A Preferred Stock through its earliest redemption dates.

In Fiscal 2008, the Company issued an aggregate of 8,006,984 shares of Series A-1 Redeemable Convertible Preferred Stock (the Series A-1 Preferred Stock) for aggregate cash proceeds of $16,298, net of aggregate offering costs of $917. In connection with the offerings, the Company also issued warrants to purchase 1,051,127 shares of common stock at $4.91 per share. The relative fair value of the warrants ($1,442) was recorded as additional paid-in capital and was being accreted to the Series A-1 Preferred Stock through its earliest redemption dates. The offering costs incurred in connection with the issuances were also being accreted to the Series A-1 Preferred Stock through its earliest redemption dates.

In connection with the Fiscal 2008 offerings, the per share exercise price for warrants previously issued during the Company’s prior Series A Preferred Stock offerings was reduced from $6.21 per share to $4.91 per share and the number of shares of common stock for which such warrants were exercisable was increased by a factor of approximately 1.26 so that the aggregate exercise price of the warrants remained unchanged and the warrants were entitled to purchase 174,972 shares of common stock. Warrants to purchase 4,376 shares of common stock were exercised in July 2010.

Also in Fiscal 2008, as a result of a modification to the conversion ratio of the outstanding Series A Preferred Stock, the fair value of a beneficial conversion feature in the amount of $1,011 was recorded and was being accreted to the Series A Preferred Stock through its earliest redemption dates.

On October 13, 2010, the holders of the Series A and A-1 Preferred Stock converted all of their outstanding shares of Series A and A-1 Preferred Stock into the Company’s common stock according to the conversion ratio specified in the Company’s then amended and restated Certificates of Designations. As a result, 6,173,030 shares and 8,006,984 shares of Series A Preferred Stock and Series A-1 Preferred Stock, respectively, were converted into 6,205,004 shares of common stock.

On October 14, 2010, the holders of the warrants to purchase common stock issued in connection with the Series A and A-1 Preferred Stock exchanged their warrants for (i) the number of shares of common stock equal

F-16	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

On October 13, 2010, the board of directors declared a cash dividend of $13.24 per share, or $196,726 in the aggregate, which was paid on October 14, 2010 to shareholders of record on October 13, 2010. Of this amount, $4,309 was recorded as additional compensation expense (note 6).

In February 2011, the Company granted warrants to purchase 13,840 shares of common stock at an exercise price of $6.30 per share to professional service providers, of which 5,191 were exercised in November 2011. The fair value of the warrants ($25) was recorded as expense in Fiscal 2010.

In May 2011, the Company granted warrants to purchase 3,114 shares of common stock at an exercise price of $6.30 per share to a professional service provider. The fair value of the warrants ($6) was recorded as expense in Fiscal 2011.

As of January 28, 2012, there were warrants to purchase 11,764 shares of common stock at an exercise price of $6.30 per share outstanding.

In November 2011, the Company issued 159,248 shares of common stock for cash proceeds of $1,110 to an incoming member of the Company’s board of directors.

(6) Common Stock Options

Effective July 26, 2002, the Company adopted the 2002 Equity Incentive Plan (the Plan) pursuant to which the Company’s board of directors may grant stock options and restricted shares to officers, directors, key employees, and professional service providers. The Plan, as amended as of October 13, 2010, increases the number of shares available for issuance under the Plan to 4,716,727 shares of authorized but unissued common stock. All stock options have a term not greater than 10 years. Stock options vest and become exercisable in whole or in part, in accordance with vesting conditions set by the Company’s board of directors. Options granted to date generally vest over four years from the date of grant.

On August 25, 2010, the Company’s board of directors agreed to allow option holders, as of that date, to exercise, during a twenty day offer period, all options issued and outstanding under the Plan, regardless if those options were vested and exercisable (Vested Options) or were not currently vested and exercisable (Unvested Options). The Company recorded $4,309 of additional compensation cost in Fiscal 2010 to reflect the incremental value associated with the modification of the options, which was primarily related to the value of the dividends received by the exercisers before the original vesting date (see below).

On October 13, 2010, the holders of the stock options exercised all of their outstanding Vested and Unvested Options to purchase shares of the Company’s common stock. The Unvested Options were exercised for restricted shares of common stock that have the same vesting schedule as the Unvested Options that were exercised for those shares. The restricted shares are subject to repurchase by the Company should the option holder’s employment be terminated prior to the vesting at a purchase price equal to the lesser of: (i) the exercise price paid for the restricted shares, and (ii) the fair market value of the restricted shares at the time of repurchase. For accounting purposes, as the shares remain subject to their original vesting provisions, the early exercises are being recorded as if the original options remain outstanding until the respective shares vest. Exercise proceeds received prior to the shares vesting are recorded as a deposit liability in other accrued expenses on the accompanying balance sheets. As of January 29, 2011 and January 28, 2012, $1,860 and $1,131 respectively, was recorded as a deposit liability. Due to the modification of the options to allow early exercise, dividends received by the exercisers before the original vesting date were recorded as additional compensation expense.

F-19	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

In February 2012, warrants to purchase 10,034 shares of common stock were exercised.

In March 2012, options to purchase 2,020,620 shares of common stock granted during Fiscal 2010, including options to purchase 1,010,310 shares that were to vest upon the achievement of performance targets (note 6), were cancelled and an equal number of restricted shares were granted. One-third of the shares vested in March 2012 and the remaining two-thirds vest in equal installments on the first and second anniversary of the grant. As a result, the Company estimates that it will record total future compensation expense of approximately $17,600 in connection with the cancellation and grant, including an estimated $5,400 on the date of the modification and the remainder on a straight-line basis over the two-year vesting period.

In March 2012, the Company granted warrants to purchase 11,245 shares of common stock at an exercise price of $11.21 per share to professional service providers.

In March 2012, the Company granted options to purchase 395,132 shares of common stock at an exercise price of $11.21 per share to Company employees.

In March 2012, warrants to purchase 2,595 shares of common stock were exercised.

In April 2012, warrants to purchase 10,380 shares of common stock were exercised.

The Company has evaluated subsequent events from the balance sheet date through April 17, 2012, the date at which the financial statements were available to be issued, and determined there are no other items requiring disclosure.

F-25

FIVE BELOW, INC.

Balance Sheets

(Unaudited)

(in thousands, except share and per share data)

	April 30, 2011	January 28, 2012	April 28, 2012	Pro Forma April 28, 2012
				Unaudited (see note 1)
Assets
Current assets:
Cash and cash equivalents	$9,131	$41,293	$14,503	$12,027
Income taxes receivable	79	—	7,400	7,400
Inventories	38,456	38,790	51,531	51,531
Deferred income taxes	2,960	4,863	4,911	4,911
Prepaid expenses and other current assets	4,999	7,303	10,706	10,706

Total current assets	55,625	92,249	89,051	86,575
Property and equipment, net	33,638	42,040	44,441	44,441
Deferred income taxes	630	—	—	—
Other assets	162	238	449	3,474

	$90,055	$134,527	$133,941	$134,490

Liabilities and Shareholders’ Deficit
Current liabilities:
Line of credit	$—	$—	$—	$—
Accounts payable	18,356	23,588	22,496	22,496
Income taxes payable	521	9,139	1,019	1,019
Accrued salaries and wages	835	9,254	1,436	1,436
Other accrued expenses	9,644	7,961	11,235	11,235

Total current liabilities	29,356	49,942	36,186	36,186
Notes payable	250	250	250	100,250
Deferred rent	15,878	20,933	22,258	22,258
Deferred income taxes	—	1,306	5,708	5,708

Total liabilities	45,484	72,431	64,402	164,402

Commitments and contingencies (note 4)

Preferred stock, $0.01 par value. Authorized 100,000,000 shares; 10,000,000 shares undesignated; 90,000,000 shares designated as Series A 8% Convertible Preferred Stock, $0.01 par value. Issued and outstanding 89,291,773 shares with a liquidation preference of $202,376, $214,420 and $218,588, respectively	191,855	191,855	191,855	—

Shareholders’ deficit:
Common stock, $0.01 par value. Authorized 69,200,000 shares; issued and outstanding 16,084,358, 16,248,797, 18,262,303 and 49,157,256 (pro forma) shares, respectively.	161	162	183	492
Additional paid-in capital	1,246	3,691	12,270	191,546
Accumulated deficit	(148,691)	(133,612)	(134,769)	(221,950)

Total shareholders’ deficit	(147,284)	(129,759)	(122,316)	(29,912)

	$90,055	$134,527	$133,941	$134,490

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Operations

(Unaudited)

(in thousands, except share and per share data)

	Thirteen weeks ended
	April 30, 2011	April 28, 2012
Net sales	$47,427	$71,829
Cost of goods sold	32,840	48,809

Gross profit	14,587	23,020
Selling, general and administrative expenses	12,926	24,985

Operating income (loss)	1,661	(1,965)
Interest income, net	(3)	(37)

Income (loss) before income taxes	1,664	(1,928)
Income tax expense (benefit)	665	(771)

Net income (loss)	999	(1,157)
Series A 8% Convertible Preferred Stock cumulative dividends	(3,869)	(4,168)

Net loss attributable to common shareholders	$(2,870)	$(5,325)

Basic loss per common share	$(0.18)	$(0.32)

Diluted loss per common share	$(0.18)	$(0.32)

Weighted average shares outstanding:
Basic shares	15,800,033	16,420,716

Diluted shares	15,800,033	16,420,716

Unaudited pro forma net loss		$(1,619)

Unaudited pro forma basic loss per common share		$(0.03)

Unaudited pro forma diluted loss per common share		$(0.03)

Unaudited pro forma weighted average shares outstanding:
Basic shares		51,161,823

Diluted shares		51,161,823

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statement of Changes in Convertible Preferred Stock and Shareholders’ Deficit

(Unaudited)

(in thousands, except share and per share data)

	Series A 8% Convertible Preferred Stock		Shareholders’ Deficit
			Common stock		Additional paid- in capital	Accumulated deficit	Total shareholders’ deficit
	Shares	Amount	Shares	Amount
Balance, January 28, 2012	89,291,773	$191,855	16,248,797	$162	$3,691	$(133,612)	$(129,759)
Issuance of warrants to purchase common stock to professional service providers	—	—	—	—	43	—	43
Stock-based compensation expense	—	—	2,020,620	20	6,310	—	6,330
Exercise of warrants to purchase common stock	—	—	23,012	1	200	—	201
Vesting of restricted shares related to stock option exercises	—	—	—	—	498	—	498
Repurchase of unvested restricted shares related to stock option exercises	—	—	(30,126)	—	3	—	3
Excess tax benefit related to restricted shares	—	—	—	—	1,525	—	1,525
Net loss	—	—	—	—	—	(1,157)	(1,157)

Balance, April 28, 2012	89,291,773	$191,855	18,262,303	$183	$12,270	$(134,769)	$(122,316)

See accompanying notes to financial statements.

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

Pro forma weighted average share data gives effect to: i) the conversion of the Company’s outstanding shares of Series A 8% Convertible Preferred Stock into shares of common stock in connection with the closing of the IPO; and ii) the number of shares in the Company’s proposed IPO whose proceeds will be used to repay $50,000 of outstanding indebtedness under the term loan facility.

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

Thirteen weeks ended April 28, 2012
Shares used in computing basic loss per common share	16,420,716
Adjustment for assumed conversion of Series A 8% Convertible Preferred Stock	30,894,953
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	3,846,154

Unaudited basic pro forma weighted average shares outstanding	51,161,823
Dilutive effect of securities	—

Unaudited diluted pro forma weighted average shares outstanding	51,161,823

(c) Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in ASU No. 2011-04 result in common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles (GAAP) and international financial reporting standards (IFRS) and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of the new requirements of ASU No. 2011-04 did not have an impact on the Company’s financial position or results of operations.

(2) Income (Loss) Per Common Share

Basic income (loss) per common share amounts are calculated using the weighted-average number of common shares outstanding for the period. Diluted income (loss) per common share amounts are calculated using the weighted-average number of common shares outstanding for the period and include the dilutive impact of preferred stock using the if-converted method and exercise of stock options and warrants as well as assumed lapse of restrictions on restricted stock awards using the treasury stock method.

The two-class method is used to calculate basic and diluted income (loss) per common share since preferred and restricted stock are participating securities under Accounting Standards Codification (ASC) 260 Earnings per share. The two-class method is an earnings allocation formula that determines income per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, basic income (loss) per common share is computed by dividing net income (loss) attributable to common shares after allocation of income to

F-31	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

The Term Loan Facility provides for a term loan of $100,000 and matures on the earlier of (i) May 16, 2015 and (ii) the date on which such facility is accelerated following the occurrence of an event of default; provided, that if no initial public offering occurs prior to May 16, 2013, the term loan facility shall mature on the earlier of May 16, 2014 and (ii) the date on which such facility is accelerated following the occurrence of an event of default. The Term Loan Facility provides for interest on borrowings, at the option of the Company, at an alternate base rate which is the greater of (i) the administrative agent’s prime rate in effect on such day and (ii) the federal funds effective rate in effect on such day plus 0.50% with a 2.00% floor, plus a margin of 3.25%, or a LIBOR-based rate with a 1.00% floor plus a margin of 4.25%; provided, that if no initial public offering occurs prior to May 16, 2013 and the Company’s consolidated net leverage ratio is greater than 2.00 to 1.00, the applicable margin for the alternate base rate shall be 4.75% and for the LIBOR-based rate shall be 5.75%. The credit agreement for the Term Loan Facility includes a maximum consolidated net leverage ratio financial covenant, the calculation of which allows the Company to net up to $10,000 of its cash and cash equivalents against its indebtedness. The Company’s leverage ratio must not exceed 3.25x for the testing periods in calendar year 2012, 2.75x to 2.50x for the testing periods in calendar year 2013, 2.00x for the testing periods in calendar year 2014 and 1.75x thereafter.

The credit agreement for the Term Loan Facility also includes customary negative and affirmative covenants including, among others, limitations on the Company’s ability to: (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change its business.

The Term Loan Facility is subject to repayment upon the receipt of certain proceeds, including those from the sale of certain assets, insurance proceeds and indebtedness not otherwise permitted. The term loan facility is also subject to repayment of $50,000 upon the receipt of proceeds from an initial public offering.

Amounts under the credit agreement for the Term Loan Facility may become due upon certain events of default including, among others, failure to comply with the credit agreement’s covenants, bankruptcy, default on certain other indebtedness or a change in control. The default rate under the term loan facility is 2.00% per annum.

All obligations under the Term Loan Facility are secured by substantially all of the Company’s assets.

The Company has estimated costs of $3,025 in connection with the Term Loan Facility, which will be amortized over the term of the loan.

As of May 21, 2012, the Company was in compliance with the financial covenant and other covenants applicable to it under the Term Loan Facility.

Line of Credit

As of April 28, 2012, the Company was in compliance with the covenants applicable to it under the Loan and Security Agreement. During the thirteen weeks ended April 28, 2012, there were no borrowings under the Credit Agreement.

The Company’s Credit Agreement was amended and restated again on May 16, 2012 (as amended and restated, the Revolving Credit Facility), subsequent to the end of the first quarter of 2012. The Revolving Credit

F-33	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

In the event of any liquidation, dissolution, or winding up of the Company, as defined, or deemed liquidation event, as defined, the holders of the Series A 8% Convertible Preferred Stock will be entitled to receive the greater of the original issue price of $2.17 per share plus any accrued and unpaid dividends, or the amount that would have been paid if the Series A 8% Convertible Preferred Stock was converted to common stock, before any payment is made to the common shareholders. The Series A 8% Convertible Preferred Stock is presented outside of shareholders’ equity (deficit) since its redemption under certain circumstances is beyond the control of the Company’s management.

Common Stock

In March 2012, options to purchase 2,020,620 shares of common stock granted during Fiscal 2010, including options to purchase 1,010,310 shares that were subject to time-based and performance based vesting, were cancelled and an equal number of restricted shares were granted. One-third of the shares vested in March 2012 and the remaining two-thirds vest in equal installments on the first and second anniversary of the grant.

In connection with the cancellation and grant, the Company recognized total compensation expense of $17,400 including $5,300 on the date of the modification and the remainder on a straight-line basis over the two-year vesting period.

In March 2012, we granted warrants to purchase 11,245 shares of common stock at an exercise price of $11.21 per share to professional service providers. During the thirteen weeks ended April 28, 2012, 23,012 warrants were exercised. No warrants remain outstanding at April 28, 2012.

Dividends

On May 15, 2012, the Company declared and subsequently paid on May 16, 2012 a dividend of $2.02 per share on shares of common stock (including restricted shares) and on an as-converted basis on shares of Series A 8% Convertible Preferred Stock totaling $99,451.

(6) Common Stock Options

Effective July 26, 2002, the Company adopted the 2002 Equity Incentive Plan (the Plan) pursuant to which the Company’s board of directors may grant stock options and restricted shares to officers, directors, key employees, and professional service providers. The Plan, as amended as of October 13, 2010, increases the number of shares available for issuance under the Plan to 4,716,727 shares of authorized but unissued common stock. All stock options have a term not greater than 10 years. Stock options vest and become exercisable in whole or in part, in accordance with vesting conditions set by the Company’s board of directors. Options granted to date generally vest over four years from the date of grant. As of April 28, 2012, 513,249 stock options or restricted shares were available for grant.

On August 25, 2010, the Company’s board of directors agreed to allow option holders, as of that date, to exercise, during a twenty day offer period, all options issued and outstanding under the Plan, regardless if those options were vested and exercisable (Vested Options) or were not currently vested and exercisable (Unvested Options).

On October 13, 2010, the holders of the stock options exercised all of their outstanding Vested and Unvested Options to purchase shares of the Company’s common stock. The Unvested Options were exercised for

F-36	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

restricted shares of common stock that have the same vesting schedule as the Unvested Options that were exercised for those shares. The restricted shares are subject to repurchase by the Company should the option holder’s employment be terminated prior to the vesting at a purchase price equal to the lesser of: (i) the exercise price paid for the restricted shares, and (ii) the fair market value of the restricted shares at the time of repurchase. For accounting purposes, as the shares remain subject to their original vesting provisions, the early exercises are being recorded as if the original options remain outstanding until the respective shares vest. Exercise proceeds received prior to the shares vesting are recorded as a deposit liability in other accrued expenses on the accompanying balance sheets. As of April 28, 2012, $613 was recorded as a deposit liability.

The following table summarizes the activity related to the restricted shares of common stock:

	Number of shares	Deposit liability
Unvested, January 28, 2012	141,927	$1,131
Vested	(55,102)	(498)
Repurchases upon employee termination	(3,308)	(20)

Unvested, April 28, 2012	83,517	$613

Stock option activity under the Plan was as follows:

	Options outstanding	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 28, 2012	2,627,955	6.47	9.0
Granted	398,592	11.22
Forfeited	(3,652)	11.22
Cancelled	(2,020,620)	6.30
Exercised	—	—

Balance at April 28, 2012	1,002,275	8.67	9.5

Exercisable at April 28, 2012	—

See note 9 regarding the reduction of the exercise prices of the options in the table above subsequent to April 28, 2012.

The fair value of each option award granted to employees, including outside directors, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Thirteen Weeks Ended
	April 30, 2011	April 28, 2012
Expected volatility	50.0%	50.0%
Risk-free interest rate	2.9%	1.5%
Expected life of options	7.0 years	7.0 years
Expected dividend yield	—	—

F-37	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

The Company uses the simplified method to estimate the expected term of the option. Expected volatility is based upon historical volatility analysis of public company peers, and the risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The per-share weighted average grant-date fair value of stock options granted to employees, including outside directors, at April 30, 2011 and April 28, 2012 was $2.89 and $4.36 respectively.

As of April 28, 2012, there was $3,943 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average vesting period of 3.58 years.

(7) Income Taxes

The following table summarizes the Company’s income tax expense (benefit) and effective tax rates for the thirteen weeks ended April 30, 2011 and April 28, 2012:

	Thirteen Weeks Ended
	April 30, 2011	April 28, 2012
Income (loss) before income taxes	1,664	(1,928)
Income tax expense (benefit)	665	(771)
Effective tax rate	40.0%	40.0%

The effective tax rates for the thirteen weeks ended April 30, 2011 and April 28, 2012 were based on the Company’s forecasted annualized effective tax rates, adjusted for discrete items that occurred within the periods presented.

For the thirteen weeks ended April 30, 2011 and April 28, 2012, total income taxes paid were $190 and $8,870, respectively.

The Company had no material accrual for uncertain tax positions or interest or penalties related to income taxes on the Company’s balance sheets at April 30, 2011, January 28, 2012 or April 28, 2012, and has not recognized any material uncertain tax positions or interest and/or penalties related to income taxes in the statement of operations for the thirteen weeks ended April 30, 2011 or April 28, 2012.

The Company files a federal income tax return as well as state tax returns. The Company’s U.S. federal income tax returns for the years ended January 30, 2010 and thereafter remain subject to examination by the U.S. Internal Revenue Service (IRS). State returns are filed in various state jurisdictions, as appropriate, with varying statutes of limitation and remain subject to examination.

(8) Related-Party Transactions

During the thirteen weeks ended April 30, 2011 and April 28, 2012, the Company incurred fees of $96 and $271, respectively, related to services provided by certain shareholders and professional service firms for which certain shareholders are partners.

F-38	(Continued)

9,615,384 Shares

Five Below, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

Barclays

Jefferies

Credit Suisse

Deutsche Bank Securities

UBS Investment Bank

Wells Fargo Securities

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

mandatory to the extent the individual is successful on the merits or otherwise in defense of the matter or in defense of any claim, issue or matter therein. Our amended bylaws provide, however, in the case of an action or suit by or in the right of the Company, that we will not indemnify a director or officer with respect to a matter in which such person has been adjudged to be liable in the performance of his or her duties to us, unless a court of common pleas determines that such person is fairly and reasonably entitled to indemnification. Our amended bylaws also provide that we may advance expenses to any director or officer upon our receipt of an undertaking by the director or officer to repay those amounts if it is finally determined that he or she is not entitled to indemnification.

We maintain directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts and for violations with respect to the Securities Act.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers to provide indemnification to our directors and executive officers under certain circumstances for acts or omissions that may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under the PBCL.

At present, there is no pending litigation or proceeding involving one or more of our directors or executive officers regarding which indemnification is sought.

The form of underwriting agreement attached hereto as Exhibit 1.1 provides for indemnification by the underwriters named in this registration statement of our executive officers, directors and us, and by us of the underwriters named in this registration statement, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing for inclusion in this registration statement.

Item 15. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, we issued unregistered securities in the following transactions. None of these transactions involved underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act, as described below. The information set forth below gives effect to a 0.3460-for-1 reverse stock split to be effected prior to the effectiveness of this registration statement.

(a)	Issuances of Common Stock

•

On October 13, 2010, we issued 847,364 shares of common stock to 84 holders in exchange for and in exercise of all issued and outstanding compensatory warrants and all vested options to purchase our common stock in connection with the 2010 Transaction on a one-for-one basis, offsetting the strike price for each holder. In addition, we issued 325,521 shares of common stock to 79 holders, in amounts equal to the unvested portion of such holder’s options. Also, on October 13, 2010, we issued 6,205,004 shares of common stock to 31 shareholders in connection with the conversion of 6,173,030 shares and 8,006,984 shares of Series A and Series A-1 redeemable convertible preferred stock, respectively, held by such shareholders. On October 14, 2010 we issued 1,221,722 shares to 30 shareholders in exchange for all remaining then-outstanding common stock warrants.

•	On November 22, 2011, we issued 159,248 shares of common stock to an incoming director at a price of $6.97 a share and a total purchase price of approximately $1.1 million.

•

On November 29, 2011, we issued 5,191 shares of common stock to a consultant in connection with the exercise of warrants issued to him as compensation for services he provided to the Company. The exercise price was $6.30 per share and resulted in aggregate cash proceeds to the Company equal to $32,700.

II-3

•

On June 30, 2010, we granted stock options to purchase a total of 173,000 shares of common stock at an exercise price of $11.45 per share to two employees, both of whom were also directors, pursuant to our equity incentive plan.

•

On October 14, 2010, we granted stock options to purchase a total of 2,020,620 shares of common stock at an exercise price of $6.31 per share to two employees, both of whom were also directors, pursuant to our equity incentive plan.

•	On December 1, 2010, we granted stock options to purchase a total of 115,556 shares of common stock at an exercise price of $6.31 per share to 21 employees pursuant to our equity incentive plan.

•	On February 22, 2011, we granted stock options to purchase a total of 25,950 shares of common stock at an exercise price of $6.31 per share to nine employees pursuant to our equity incentive plan.

•	On May 25, 2011, we granted stock options to purchase a total of 150,250 shares of common stock at an exercise price of $6.31 per share to 81 employees pursuant to our equity incentive plan.

•	On September 1, 2011, we granted stock options to purchase a total of 35,543 shares of common stock at an exercise price of $6.97 per share to 28 employees pursuant to our equity incentive plan.

•	On October 18, 2011, we granted stock options to purchase a total of 270,500 shares of common stock at an exercise price of $6.97 per share to 120 employees pursuant to our equity incentive plan.

•	On November 22, 2011, we granted stock options to purchase a total of 129,058 shares of common stock at an exercise price of $8.16 per share to seven employees pursuant to our equity incentive plan.

•	On March 1, 2012, we granted stock options to purchase a total of 318,666 shares of common stock at an exercise price of $11.22 per share to 146 employees pursuant to our equity incentive plan.

•	On March 30, 2012, we granted stock options to purchase a total of 79,926 shares of common stock at an exercise price of $11.22 per share to 12 employees pursuant to our equity incentive plan.

•

On May 23, 2012, we granted stock options to purchase a total of 174,730 shares at an exercise price dependent on the pricing of this offering to our new chief operating officer and a new employee pursuant to our equity incentive plan.

The conversions of preferred stock and exchanges of warrants described in paragraph (a) above were exempt securities transactions pursuant to Section 3(a)(9) of the Securities Act. Each of the recipients of securities in these transactions had or were given adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraph (b) were exempt from registration under the Securities Act under Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act, who were acquiring the applicable securities for investment and not distribution. Each recipient represented that they could bear the risks of the investment.

The issuances of the securities described in paragraphs (a), (c) and (d) were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of such options were our employees or directors, who received the securities under our equity incentive plan and the recipients of such warrants were service providers to the Company. Each recipient of securities in these transactions had adequate access, through employment or business relationships, to information about us.

II-5